SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 15, 2020
KT Corporation

By:	/s/ Seunghoon Chi
Name:	Seunghoon Chi
Title:	Senior Vice President Investor Relations Officer

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	General Manager IR Team Head

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2019 to December 31, 2019)

(Translation of the Annual Report filed in Korean with the Financial

Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.   Information and communications business;

2.   New media business and internet multimedia broadcasting business

3.   Development and sale of software and contents;

4.   Sale and distribution of information communication equipment;

5.   Testing and inspection of information communication equipment, device or facilities;

6.   Advertisement business;

7.   Retail business via telephone, mail order or online;

8.   IT facility construction business, electrical construction business and fire protection facility business

9.   Real estate and housing business

9(1).  Business facilities management and business support service industry

10.  Electronic banking and finance business;

11.  Education and learning service business;

12.  Security service business (Machinery system surveillance service, Facilities security service, etc);

13.  Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12

14.  Frequency-based telecommunications services and other telecommunications services

15.  Value-added telecommunications business

16.  Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.  Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.  Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.  Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.  Tourism

21.  (Deleted)

22.  New and renewable energy, energy generation business, electrical system design business and electrical safety management agent business

23.  Health Informatics business

24.  Manufacture of communication equipment, device or facilities for military purpose

25.  Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.  Information securities, any and all other business in the field of identification service

27.  Activities of management consultancy

28.  Warehousing and storage

29.  Total construction business

30.  Specialized design services

31.  Any and all other activities or businesses incidental to or necessary for attainment of the foregoing

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 13606

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•

At the annual general shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual general shareholders’ meeting held on March 16, 2012.

•

At the annual general shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

•

At the annual general shareholders’ meeting held on March 25, 2016, KT’s shareholders approved the addition of Information securities, any and all other business in the field of identification service.

•

Mr. Chang-Gyu Hwang was re-elected as the CEO and President of KT at the annual general shareholders’ meeting held on March 24, 2017. KT’s shareholders approved the addition of fire protection facility business, electrical system design business, activities of management consultancy, and warehousing & storage

•

At the annual general shareholders’ meeting held on March 23, 2018, KT’s shareholders approved the addition of electrical safety management agent business. They also approved the Total construction business for Clarification of Business Purpose and Specialized design services for Business Area Expansion.

•	Mr. Hyeon-Mo Ku was elected as the Representative Director of KT at the annual general shareholders’ meeting held on March 30, 2020.

3. Total Number of Shares and Related Matters

A. Status of Capital Increase/Decrease (As of December 31, 2019) (Unit: Won, Shares)

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
—	—	—	—	—	—	—

B. Total Number of Shares (As of December 31, 2019) (Unit: Shares)

Category		Type of Shares		Total
		Common shares	Preferred shares
	I. Total Number of Authorized Shares	1,000,000,000	—	1,000,000,000
	II. Total Number of Issued Shares	312,899,767	—	312,899,767
	III. Total Number of Reduced Shares	51,787,959	—	51,787,959
Details of Reduced Shares	1. Reduction of Capital	—	—	—
	2. Share Retirement	51,787,959	—	51,787,959
	3. Redemption of Redeemable Shares	—	—	—
	4. Other	—	—	—
	IV. Current Number of Issued Shares (II – III)	261,111,808	—	261,111,808
	V. Number of Treasury Shares	15,870,258	—	15,870,258
	VI. Current Number of Issued and Outstanding Shares	245,241,550	—	245,241,550

C. Acquisition and Disposal of Treasury Shares (As of December 31, 2019) (Unit: Shares)

Method of Acquisition		Type of Shares	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Over-the-Counter	Common shares	15,967,040	—	96,782	—	15,870,258
		Preferred shares	—	—	—	—	—
	Exchange-Traded	Common shares	—	—	—	—	—
		Preferred shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common shares	—	—	—	—	—
		Preferred shares	—	—	—	—	—
Total		Common shares	15,967,040	—	96,782	—	15,870,258
		Preferred shares	—	—	—	—	—

ø	The above “Beginning of Term” means as of January 1, 2019 and “End of Term” means as of December 31, 2019, which is the most recent date of shareholder registry.

ø	Details of Disposition of treasury shares from January 1, 2019 to December 31, 2019 are as follows.

•	On June 26, 2019, KT disposed 4,160 shares of treasury shares for stock grant to Outside directors as a part of remuneration for FY2018.

•	On September 27, 2019, KT disposed 92,622 shares of treasury shares for stock grant to executives and employees as a part of remuneration for FY2018.

4. Voting Rights (As of December 31, 2019) (Unit: Shares)

Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	15,870,258	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Articles of incorporation, Stock Exchange Act and Other Laws (C)	Common Shares	—	—
	Preferred Shares	—
Shares with Reestablished Voting Rights (D)	Common Shares	—	—
	Preferred Shares	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	245,241,550	—
	Preferred Shares	—

5. Dividends and Related Matters

Category		FY2019	FY2018	FY2017
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		669,347	762,305	561,526
Net Profit per Share (Won)		2,526	2,809	1,946
Year-end Cash Dividend (in Millions of Won)		269,766	269,659	245,097
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Pay Out (%)		43.6	39.2	51.4
Cash Dividend Yield (%)	Common Shares	4.0	3.6	3.2
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	1,100	1,100	1,000
	Preferred Shares	—	—	—

ø	Net Profit, Net profit per share, Cash dividend Pay Out are based on consolidated result.
ø	Cash dividend Pay Out (%) is calculated on a basis of Net Profit contribution to KT.

ø

Cash dividend yield(%) is the percentage of dividends per share against the arithmetic average price of the final price formed in the exchange market for the past week from the date of the two trading days before the closing date of the shareholders ‘list to convene the general shareholders’ meeting.

II. Business Details

1. Overview

•	ICT - KT

(1) Characteristics of the Industry

The telecommunication industry encompasses ICT and involves a wide range of services such as mobile communications, broadband, IPTV, fixed-line telephony, leased line, and enterprise solutions. On dramatic change of technology and customers’ needs, the traditional telecommunication businesses (fixed-line telephony, broadband, mobile communications) are increasingly evolving into convergence territory including wireless/wireline and telecommunications/broadcasting. From contents, platform, and terminal, the value chain is expanding to diverse sectors – finance, security, energy and etc.

(2) Growth of the Industry

•	The status of subscribers

Category	2019	2018	2017
Broadband internet Subscribers (‘000)	21,906	21,286	20,989
Local Telephone Subscribers (‘000)	13,600	14,334	15,039
Mobile Phone Subscribers (‘000)	67,937	65,360	62,651
1IPTV Subscribers (‘000)	18,021	16,599	15,389

*	Source: Broadband internet / Local Telephone / Mobile Phone –the Ministry of Science and ICT (www.msit.go.kr) year-end 19 disclosure

IPTV – Company IR data

(3) Characteristics of Economic Cycle and Seasonality

The demand for telecommunications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows down and per capita income declines, demand for ICT could be negatively impacted which in turn could have an adverse impact on the Company’s business activities.

(4) Market Conditions

4-1. Market Stability

Most business area for telecommunication service are limited to a domestic market. It is divided into B2C business for individuals and B2B business for enterprise customers. B2C business targets all types of households regardless of gender, age, income and residential districts. However, major business (mobile, broadband internet, local telephone) are in matured markets and are facing competition in acquiring additional subscribers. The number of subscribers for local telephone as declined due to market trend of substituting into mobile phone. Also, subscriber growth rates of for broadband internet, IPTV, and mobile phone have been declining. Despite such circumstances, the number of subscribers for premium services has been increasing with advanced technology, new devices, and higher mobile data consumption.

4-2. Competition

•	Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance, International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Internet telephones (VoIP): SK Broadband, SK Telink, LG U+, etc.

•	Broadband internet and IPTV: SK Broadband, LG U+, Service Operators, etc.

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

4-3. Market Share

(# of Subscribers basis)	Operator	Market Share (%)
		2019	2018	2017
Local Telephone	KT	80.8	80.6	80.5
	SK Broadband	15.6	15.7	16.1
	LG U+	3.6	3.7	3.4

Mobile Telephone	KT	31.6	31.6	31.2
	SK Telecom	46.4	47.2	48.2
	LG U+	22.0	21.2	20.6

Broadband internet	KT	40.9	41.0	41.7
	SK Broadband	25.6	25.4	24.9
	LG U+	19.6	18.9	18.2
	Service Operators	13.9	14.7	15.2

IPTV	KT	46.3	47.3	48.6
	others	28.8	28.5	28.4
	total	24.8	24.2	23.0

*	Source: Broadband internet / Local Telephone / mobile Phone –the Ministry of Science and ICT (www.msit.go.kr) year-end 19 disclosure

IPTV – Company IR data

*	Mobile Telephone market share excludes other connections for managing telecommunication facilities
*	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

(5) Competitiveness

KT provides the best services such as the world’s first inter-networking(TDD-FDD) LTE roaming and VoLTE call in 2013, development/demonstration of 5G Network CA technology in 2014, VoLTE network interworking with SK Telecom and LGU+ in 2015 and the world’s first commercialization of 5G in 2019.

In particular, KT contributed to the national competitiveness of technology by providing a differentiated network competitiveness with the evolution to the 4CA, GiGA WiFi building, commercialization of GiGA LTE with the combination of WiFi and LTE network and export of technology. GiGA LTE’s speed is 15 times faster (Max1.167Gbps) than that of LTE. KT has adopted C-DRX(Connected mode Discontinuous Reception) in nationwide LTE network and every LTE handsets in April 2017. Through this efforts, KT customers saved battery usage time by maximum of 45%. From October 2017, KT also applied C-DRX technology for VoLTE service with LTE network.

KT successfully hosted the Pyeong-Chang Olympics to be the first worldwide 5G Olympics by leveraging experience compiled through innovative LTE network. KT has built a trial network and 5G standards by cooperating with global equipment and telecommunication companies to prepare for the 5G era in advance. On April 3, 2019, KT successfully commercialized 5G network and is continuing its efforts to provide premium 5G service through a wide 5G spectrum acquired and eight edge centers deployed nationwide.

KT leads mobile market with its differentiated plans and benefits. In May 2015, KT launched ‘LTE Data Choice’ plan for the first time, which helped people choose by the amount of data and offered unlimited voice call, text message services. In addition, KT has expanded its influences to the youth market by rolling out ‘Y24’ plan which was the first plan targeted towards ages under 24 in March 2016. KT launched ‘DataON’ which not only added more data benefits, but also offered unlimited data in May 2018. Also, KT has strengthened competitiveness in the data-centric market by launching ‘LTE Basic’ plan which was priced at 33,000 won per month. Since 2016, KT has strengthened its presence its youth market by rolling out exclusive youth plan, ‘Y24 ON’ in September 2018. Upon launching 5G service in April 2019, KT introduced unlimited 5G data plans called ‘Super Plan.’ In addition to unlimited 5G data offered, innovative plan features data roaming services in 185 countries that laid foundation for a new standard for rate plans in the 5G era

In terms of contents, KT provides music streaming application ‘Genie Music’, real-time TV channel/VoD streaming service ‘Seezn’ to smartphone users. In order to meet customer’s needs, KT also has launched ‘Media Pack’ which package together contents service applications that have high market demands. Nine major 5G services were introduced across three primary areas: game, communications, and media. Through such efforts, KT is bringing next level of customer experience made possible by the 5G service.

KT launched iPhone for the first time in Korea in 2009 and brought in a smartphone era. In addition, KT expanded the tablet market base by introducing iPad for the first time. KT continues to introduce emerging devices such as smart phone, pad and kids phone actively. By using this, KT strengthens market competitiveness and builds customers’ perception of KT as a market leader.

In the PSTN business, KT owns 80.8% of market share as of the end of year 2019 with its high brand value and loyalty from customers. However, as mobile business began introducing unlimited voice call, and voice call was further substituted for SNS and Messenger, PSTN revenue and customers have been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through price competitiveness achieved through various bundled and flat pricing plans.

In the broadband internet arena, KT introduced GiGA internet service which performed 1Gbps speed for the first time in Korea. Through this GiGA internet, KT maintains the market leadership with strong competitiveness despite challenging market environment. KT provides GiGA infrastructure nationwide and leads a premium market by launching 10GiGA internet in October 2018.

IPTV business is leading the market not only through quality of service being offered but also differentiating customers’ experience. Especially, vast array of contents and AI based IPTV set top box ‘GiGA Genie’ contributed to 8 million subscribers to be achieved first by IPTV service provider. It will continue its growth with increase in platform revenue – derived from VOD, advertisement, home shopping channel commission fee etc. – and contents development to further enhance competitiveness.

(6) Status and Forecast of New Businesses

In April 2019, KT was first in the world to commercialize 5G service through leveraging previous experiences obtained since the Pyeongchang 5G Olympics. To align with higher data consumption expected for 5G services, KT was first to reveal unlimited data plan called the ‘Super Plan.’ The 5G coverage map has been publicly available to represent KT’s network leadership in 5G deployment. KT has been pioneering 5G B2B use cases – smart city, smart factory, connected car, and etc – that are made possible through 5G network. KT has deployed 5G network in the Seoul metropolitan area, six additional metropolitan cities, high-traffic commercial areas, and university campuses as well as major transportation infrastructure, including highways, airports, and train stations. KT plans to gradually expand the coverage of 5G services hereafter to bring premium services to its customers.

KT has been actively seeking new business models with high growth prospects. KT plans to transform into the AI Company by applying AI technology into every products and services. Our primary AI service GiGA Genie will further establish its market leadership position through expansion of device line-ups and diversification of business areas being implemented. To lead market dominance in IPTV, relevant products and STB offerings will continue its development with customers’ value in mind. Collaboration with other partnering companies would bring additional contents, and AI technology, such as GiGA Genie, will be embedded into IPTV to improve competitiveness as an intelligent media platform. Through superior fixed-line and wireless network infrastructures and ICT convergence experience in AI, Big Data, Cloud, IOT, etc., KT will create synergies with telecommunication industry and others.

•	Financing Business – BC Card

(1) Characteristics of the Industry

Credit card business involves issuing and managing credit cards, settling card balances derived from usage by card holders, and managing credit card member stores. Credit card business generates revenues through transaction fee, annual fees, financial loans, and others. If a company desires to enter credit card business, government permission is required. Also, government regulation is strong, so this industry has an extremely high entrance level.

(2) Growth of the Industry

In early 2000, the credit card business grew exponentially with the supportive policies of the Korean government. However, since 2010, the industry is entering into mature stage with lower rates of number of member store increasing and the average payment amounts decreasing.

(3) Characteristics of Economic Cycle and Seasonality

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

(4) Market Conditions

4-1. Market Stability

(1) Number of Credit Card and Member Store

Category	Population (in 10K)	Population Available for Economic Activity* (in 10K)	Credit Card (in 10K)	Number of Credit Card Per Capital	Number of Member Stores* (in 10K)
2015	5,101	2,715	9,314	3.4	242
2016	5,125	2,742	9,564	3.5	250
2017	5,145	2,775	9,946	3.6	257
2018	5,164	2,758	10,506	3.8	269
2019 1HF	5,171	2,843	10,870	3.8	—

*	Age 15 or order and must be eligible for employment activity
*	At least one sales transaction incurred annually from a member store

(2) Credit Card Usage Status (Unit : KRW billion)

Category	Credit Sales			Card Loan			Credit Card Usage per Private Capital Spending*
	Total	Down Payment	Installment Payment	Total	Short-term	Long-term
2015	534,931.5	435,612.7	99.318.8	94,599.0	59,503.0	35,096.0	60.9%
2016	596,032.2	489,442.9	106,589.2	97,965.0	59,328.9	38,636.1	66.3%
2017	627,341.8	512,081.2	115,260.6	98,379.6	59,266.2	39,113.4	67.0%
2018	664,013.2	539,284.6	124,728.6	103,849.0	60,768.3	43,080.7	68.4%
2019 1HF	341,362.0	278,432.2	62,929.8	52,351.9	29,279.3	23,072.7	71.1%

*	Capital spending incurred from private sector, statistic published by the Bank of Korea
*	Credit card usage amount excludes cards dedicated for corporate purchases

4-2. Competition

•	Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana Card.

•	Factors of Competition

•	The number of member card issuers, card transactions, member stores, and of issued cards.

4-3. Market Share

Category	2019	2018	2017
Card transaction M/S	24.1%	24.1%	24.9%

*	Source: BC Card’s internal data

(5) Competitiveness

Acquisition of credit card issuers and membership stores as well as risk management skill are critical aspects in credit card business. In recent technological advancement, boundary for financial services has become more abstract, and digital payment market has grown bigger in which competition among financial service providers are increasing. BC Card focuses on credit card processing business, and most receivables are due from banks and financial institutions with well-respected credit levels. Additionally, BC Card plans to continue its efforts to expand its business to meet market demand. For instance, BC card is offering convenient and secure payment experience to customers through its various service offerings, including ISP, NFC, QR code payment, as well as E-wallet.

•	Satellite Broadcasting Business – KT Skylife

(1) Characteristics of the Industry

The broadcasting market is broadly classified into the pay-TV market, the broadcasting channel trading market, the broadcasting program trading market, and the broadcasting advertising market.

In the pay-TV market, pay-TV broadcasting platforms (general cable broadcasting companies, satellite broadcasting companies, and IPTV providers) provide multi-channel broadcasting services and secure subscribers. In the analog broadcasting market cable broadcasting companies provide service and in the digital broadcasting market, cable broadcasting operators, satellite broadcasting operators, and IPTV providers are competing. In the broadcast channel trading market, pay-TV platform operators configure a channel package on channels provided by terrestrial broadcast and program providers and its own channels. It receives license fee in return for transmitting the contents and in exchange pay channel fee (license fee) to terrestrial broadcasters and broadcasting service providers.

In the broadcasting program trading market, terrestrial broadcasters and broadcasting channel operators create its own programs or receive programs from subcontracted program producers, etc., and earn profits by audience rating-based-advertisement and paid broadcasting license fees. In the broadcasting ad market, terrestrial broadcasters and broadcasting service providers earn profits by providing advertisements on their respective channels. pay-TV platform operators also earn profits via utilizing allocated advertisement time by its own channels or broadcasting service providers. In addition to the above markets, there is a home shopping channel transmission market which is concluded between home shopping operators and paid broadcasting platforms (general cable broadcasting operators, satellite broadcasting operators, and IPTV providers). Home shopping transmission fee is contracted every year in exchange for home shopping operators paying the platform separately depending on the contribution of sales to the platform.

(2) Growth of the Industry

Broadcast services are evolving into multiple media services such as mobile and OTT as well as broadcast and communication convergence services based on wired networks. In particular, personalized services that actively provide the optimal service for personal situation information and preference are growing through knowledge accumulated in the network. Ultra-high definition UHD (Ultra HD) which is 4 ~ 16 times clearer than full HD broadcasting, Next-generation broadcasting services such as multi-channel services are growing. The broadcasting service market is characterized by an intrinsic nature. The total market size based on the number of subscribers is steadily increasing, and it increased by 1.7% as of 2Q 2019 compared to last year.

Category	Number of Subscribers
	2016	2017	2018	1HF 2019 YTD
Pay-TV Subscribers	30,032,592	31,607,766	32,724,377	33,284,271
Growth Rate	6.2%	5.2%	3.5%	1.7%

*	Sources: the Mistry of Science and ICT (www.msit.go.kr) 1HF2019 disclosure

(3) Characteristics of Economic Cycle and Seasonality

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

(4) Market Conditions

4-1. Competition

The terrestrial broadcasting service includes radio, television and terrestrial DMB. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. The number of relay wired broadcasting operators is decreasing due to M&A or liquidation of business.

KT Skylife is the sole provider of satellite broadcasting service in Korea and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV) and recently OTT service emerged as the new competitor. In addition to OTT Service ‘Seezn’ offered by KT, SK Broadband collaborated with ground radio wave to form a service called ‘ Wavve.’ As public consumes contents via mobile more often OTT market is expected to grow further.

4-2. Market Share

Paid-TV market share and number of subscribers

Category	As of first half of 2019
	Subscriber	M/S
Satellite	3,262,043	9.87%
IPTV	16,351,182	48.58%
SO	13,671,046	41.55%

Total	33,284,271	100.0%

*	Sources: the Mistry of Science and ICT (www.msit.go.kr) 1HF 2019 disclosure

(5) Competitiveness

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

In addition, recently UHD(4x definition of HD) market is growing, because of increasing proportion of UHD TV sales since the price of UHD TV is continuously decreasing as the competition among manufacturers becomes severe. Also, UHD contents production is expected to be vigorous. Since 3 UHD terrestrial channels commercialized real time services in June 2015, KT Skylife expanded its UHD channels of 5 which is the largest in Korea in the end of 2016, has 1.29 million UHD subscribers as of year-end 2019 and is leading the UHD broadcasting market.

(6) Status and Forecast of New Businesses

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service – KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife has launched ‘SLT’ (Skylife LTE TV) service on July 2017, which is next generation hybrid media service. SLT is the service, which is provided high quality image regardless of driving condition by combining KT’s LTE technology and satellite broadcasting service.

•	Others – KT SAT

(1) Characteristics of the Industry

Satellite based services business generates revenues from utilizing allocated orbits and spectrums from government. Therefore, operator must obtain satellite orbits and spectrum allocation from government. With two additional satellites launched in May 2017 and October 2017, KT SAT owns a total of four satellites.

(2) Growth of the Industry

The market size of the global satellite leasing industry is KRW 15 trillion in 2019. Companies such as Intelsat, SES and Eutelsat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry is expected to expand into South East Asia, Middle Asia, Africa, and Latin America.

(3) Characteristics of Economic Cycle and Seasonality

Transponder leasing – one of KT SAT’s major services – typically has three to five years (or longer) contract with its clients and its main clients are government and broadcasting companies. As a result, KT SAT is not susceptible to seasonality and market fluctuations. However, the marine service for shipping companies is sensitive to market conditions.

(4) Market Conditions

4-1. Market Stability

KT SAT was spun off from KT on December 1, 2012. Its global revenue is continuously increasing despite of the stagnant domestic revenue. The satellite market in Korea is expected to expand due to increasing UHD channels and demand of repeaters of UAV, and demands for the rental repeaters is expected to increase because of increasing number of DTH companies and the broadcasting channels globally. Thus KT Sat has launched two satellites in May and October 2017 to strengthen its presence Asian and Indian markets and to enhance its marine satellite telecom service.

4-2. Market Competition

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

4-3. Market Shares

Market share information is not available. However, KT SAT is the sole provider in Korea and the global market share is approximately 1%.

(5) Competitiveness

Starting from first satellite in 1995, KT SAT has successfully launched a total of five satellites. KT SAT is expanding its presence into global market by partnering with global peers. Additionally, KT SAT has launched 2 satellites in May and October 2017 to strengthen its presence in Asian and Indian markets.

•	Others – KT Estate

(1) Characteristics of the Industry

The real estate development business is a project that covers a series of processes from the preparation of the development business such as real estate acquisition, business fund procurement, project planning and promotion, construction management to stabilization after development. The real estate development business is heavily influenced by changes in the financial environment, such as interest rates and capital availability, as well as real estate conditions, due to the large capital input and long-term development planning. Real estate development projects have a higher return than subcontracting projects when they succeed, but it is a high-risk business that requires efficient risk management.

The real estate leasing / management business includes (1) real estate property management business (PM) that covers the operation, maintenance, lease management and financial management, (2) real estate facility management (FM) that covers operation, maintenance and renovation of various facilities to create pleasant and convenient real estate environment, and (3) asset management (AM) that provides a professional services in acquisition and disposal of real estate properties.

(2) Growth of the Industry

Real estate business is continuously changing and evolving on social/economic changes. Previously industry was driven by construction companies supplying apartments and small scale businessmen providing leasing and management service. However, the industry is to confront gradual transition as low growth and matured market is expected with the decline of birth rate and marriage rate, and an aging population. Accordingly the demand for comprehensive real estate leasing and management services centered around small residential facilities is expected to increase gradually.

(3) Characteristics of Economic Cycle and Seasonality

The real estate market is heavily dependent on cyclical movements of the overall economy.

(4) Market Conditions

4-1. Market Stability

Real estate developments and the rental and management business are sensitive to characteristics of each real estate’s conditions, including purpose of building, style of architecture, locations of sites, etc.

4-2. Market Competition

Leasing: Shinsegae Central Center, Lotte Property & Development

Development: SK D&D

PM/FM: Posco O&M, Genstar, Shinyoung Asset, Serveone, etc.

4-3. Market Shares

It is difficult to estimate the market shares due to nature of the business.

(5) Competitiveness

KT Estate has expanded its business portfolio into real estate developments and rental and real estate management after receiving investment-in-kind of 95 major real estate assets from KT on December 1, 2012. KT Estate expanded their business portfolio to consulting, lease, development business, facility management and Securitization areas in the whole value chain.

Major achievements development business include sales of (i) Gwagju Ssang-am Hillstate worth 11.5 billion won in February 2019, (ii) Daegu Seohanedaum worth 64.4billion, and (iii) Busan Gaya Centraville 32.0 billion. Projects (ii) and (iii) above are expected to be completed in June – July 2020. Furthermore, hotel business transformed KT Shinsa branch into a luxury hotel and grand opened the Andaz Hotel in September 2019, in which 26.8 billion revenue was recognized following four months of opening. Expected to be completed in 2021, the Songpa Branch will developed into hotel and officetel and the Central branch development project will commence in the near future. For a smart multi-purpose complex landmark in Seoul, the KT Gangbuk headquarters development project is also underway.

For asset management business, office space rental recorded 131.4 billion. Management service for KT owned real estate maximized value of each property and secured approximately 130.2 billion in revenues. Additionally, management service extends into KT group’s subsidiaries owned properties, including KT Sports, KT SAT, and BC Card, etc. Through rental housing brand Remarkville, KT Estate has provided differentiated services to the market and generated 29.5 billion revenues.

(6) Status and Forecast of New Businesses

From 2012, KT Estate received approximately KRW two trillion worth of real estate from KT through payment-in-kind transactions. The phenomenon has allowed KT Estate to conduct its own real estate developments, leasing, management operations in addition to existing real estate developments and consulting businesses to KT. Establishment of joint venture with the Japanese company Daiwa Living that specializes in leasing of small-sized housings, KT Estate has obtained an expertise in operations of small-sized housing. KT Estate plans to offer total real estate asset management including planning, investment, and management of clients’ real estate.

•	Others – KT Hitel

(1) Characteristics of the Industry

Contents: Our content business sources digital distribution rights for video content, supplies it to distribution platforms, and distributes profits. Content business with its characteristic of One Source Multi Use (OSMU) can create various economic added value emerging as one of the growth engines of Korea. With OSMU’s characteristics, increased content consumption platforms, introduction of prosumers that simultaneously produce and consume content, and the popularization of mobile devices are creating a favorable environment for industrial expansion. We expect to benefit from industry growth as a business operator.

T-commerce: T-Commerce industry is commerce for digital pay-TV subscribers providing two-way services. It has the characteristic of both TV home shopping and Internet shopping. T-Commerce is emerging as new retail channels because while product information can be delivered though TV that customers are familiar with, customers can search for products of interest unlike one-way service that TV home shopping provides.

(2) Growth of the Industry

Contents: Thanks to the growth of the existing IPTV market and the increase in digital convergence of CATV, there is a sufficient amount of content consumption channel and stable growth is expected. In addition, the diffusion of smart media and the spread of one-person households are expected to continue to popularize non-real-time mobile-centric personalized on-demand content consumption. With the expansion of content consumption using digital contents platforms such as OTT and MCN (Multi-Channel Network), we expect that the activation of production and consumption of online contents such as web drama and web art will stimulate the expansion of industry. We expect to benefit from the growth of the industry as the largest operator in Korea with IP (Intellectual Property) and intellectual property rights (IPTV, mobile, etc.), including movies and dramas.

T-commerce: Market is experiencing a continuous growth despite a decline in an average daily TV consumption time. Expansion of IPTV coverage and set-up box with A.I speaker, and increased convergence between TV and mobile will enhance shopping experience to another level and allow continuous growth in T-commerce business.

(3) Characteristics of Economic Cycle and Seasonality

Contents: Market is less sensitive to seasonal factors than other businesses. The market appears to be more affected by content line-ups rather than factors related to seasonality

T-Commerce: The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

(4) Market Conditions

4-1. Market Stability

T-Commerce business is being offered to large pool of TV subscribers regardless of IPTV, Satellite, and SO. Through differentiated level of experience and product competitiveness, the business is expected to continue its growth momentum.

4-2. Market Competition

Competitors include home shopping and other T-commerce operators who conduct shopping business on television.

4-3. Market Shares

Contents: It is difficult to estimate the market share because of the characteristics of the business.

T-Commerce: It is difficult to estimate the market share because of the characteristics of the business.

(5) Competitiveness

Contents: Market is expanding to the secondary market related to the growing consumption of contents. It is increasing customer’s purchase of PPV contents and patterns of consumption are verifying. Also, their own OTT service launch of media players is increasing and snack-cultural consumption is expanding focused on the mobile media. And the value of original IP is increasing to make possible One-Source Multi-Use, such as the successful movie based on webtoon.

T-Commerce: Expanding of Digital broadcasting subscriber of IPTV and high quality set top box will make favorable environment for the multi interactive data shopping like T-commerce, which is possible to purchase goods comfortably with TV remote control and AI speaker.

•	Others – Genie Music

(1) Characteristics of the Industry

The music industry refers to all industrial areas that produce added value and generate economic value through music in various fields such as composition, performance, publishing, copyright, management, music, broadcasting, advertising, and movie music. The music industry can be divided into two main categories. One is the traditional offline music industry, such as planning and production of music, and distribution. The second is online media convergence, which produces and distributes digital music through online and mobile media.

Since 2000, the size of the offline music industry has been steadily declining. However, since the digital music industry surpassed the offline music industry in 2004, it continues to grow and has become a bridgehead for growth of the domestic music industry. Since the end of 2009, as the spread of smartphones has expanded, the use of music content via wireless internet such as 3G, LTE and WiFi is continuously increasing. The industry is expected to generate additional value-add by creating diverse business models based on new business models – Cloud, AI, VR based streaming services – derived from ultra-fast 5G network

(2) Growth of the Industry

According to the “2018 Music Report” published by the Korea Creative Content Agency, online music retailer sales grew 14.4% YoY in 2017 and growth average of 11.6% in 2015 – 2017. The spread of Smart Devices since the end of 2009 has laid the foundation for the growth of business to customer wired and wireless services. As the concept of “non-allegations” is applied (July 23, 2009), the possibility of distribution of illegal music is diminishing. The digital music industry is expected to grow gradually based on stricter copyright law.

(3) Characteristics of Economic Cycle and Seasonality

The music business is less sensitive to economic fluctuations as it considered to be basic cultural needs of the public. However, trend of music contents for different periods affect our business more than seasonality factor.

(4) Market Conditions

4-1. Market Stability

As per capital increases, music culture has become more wide spread in public which in turn allowed industry’ growth. Spread of Mobile Internet environment also facilitated the digital music market to exponentially grow over the period. Recent technological advancements allowed music services to be applied into AI Speak, Connected Car, etc. to further support growth momentum. With stringent copyright laws, distribution of illegal music is expected to be decrease and market value will be further enhanced.

4-2. Market Environment

Major domestic music streaming service providers are Genie, Melon, and FLO. Among three major players, Melon is an initial market pioneer and possesses high market shares. All three services offer distribution business as well and are conducting various promotions to acquire additional subscribers.

4-3. Market Shares

It is difficult to estimate the market shares information for the industry. MAU (Monthly Active User) data are being used in the market; however, such figures varies by providers – App Annie, Nielson Korea, Korean Click, etc. – due to distinct computation method being applied by each.

(5) Competitiveness

Differentiation offered by Genie are (i) provision of high quality music streaming service and ultra-quality premium service called FLAC(Free Lossless Audio Codec) (ii) supply of CJ ENM contents through Genie Music platform, (iii) KT and LGU+ subscribers could use membership points to easily subscribe to streaming service.

•	Others – KT Telecop

(1) Characteristics of the Industry

Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets. Services offered could be divided into four broader categories: Dispatch, Non-dispatch, Comprehensive Security, and Security SI. Dispatch services involves installation of sensors and surveillance cameras at households and stores in order to promptly dispatch a field security agent in case of emergent situation by Control Center. For non-dispatch services, customers could check security conditions through installed surveillance cameras at households and stores. If needed, a dispatch services is also provided. Comprehensive services entails a field security agent to present on-site to patrol and control entrance/exit. Security SI package includes installation of CCTV, implementation of entrance/exit control system, as well as energy efficiency system to buildings.

(2) Growth of the Industry

With the increase of disposable income, single (two) person households, and heinous crimes security industry is continuously growing. Also with its high entry barriers and inelastic characteristic to economy its stability is high as well. Security industry is to expand to convergence business and bio-verification areas from simple dispatch and guard service. For fiscal year 2017, market size of bio-security services was approximately KRW 2.6 trillion or 2.3% YoY. For fiscal year 2018, the market grew approximately by KRW 2.8 trillion or 6.2% YoY. The industry is to grow steadily as demand for safety increases.

(3) Characteristics of Economic Cycle and Seasonality

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth prospects. As the importance of CCTV service has been recognized recently, and the high-definition CCTV has become more popular, the sustainable industry growth is expected.

(4) Market Conditions

4-1. Market Stability

Competition within a security industry has been intensified due to new market participants. Currently, security industry is expanding with sales of IOT based products for households and small businesses. Market conditions is expected to intensify over time as an industry will experience developments of convergence security technologies that encompass cloud based video surveillance, AI security solutions, physical/data security.

4-2. Market Competition

Dispatch Security, Comprehensive Security: S1, ADT CAPS, etc.

4-3. Market Share

Market Share information for the industry is not readily available.

(5) Competitiveness

Security companies have focused on price competition as an attempt to increase its market share, but are now extending competition into the convergence security in which physical and information security are combined. KT Telecop will continue to collaborate with KT to introduce products that will meet such market demand. Through this measure, KT Telecop plans to continue its delivery of premium services.

(6) Status and Forecast of New Businesses

KT Telecop was first to launch the platform based All-IoT security service in the world. With the introduction of All-IoT, KT Telecop is expected to lead the market by converging its services with various IoT sensors to AI Surveillance camera GiGA Eyes. KT Telecop is expected to lead the market with continuous innovations and differentiated technology.

•	Others – Nasmedia

(1) Characteristics of the Industry

Growth of Traditional media (TV, radio, newspaper, magazine) is in mature stage; however, new media (PC, mobile, IPTV) is experiencing positive prospect as number of users increase. Online advertising bypassed ground radio wave TV commercials and advertisement through SNS created momentum for internet business to grow. Nasmedia currently sell online (PC, mobile) display advertisement channels and its business encompasses IPTV commercial and Digital Sinage advertisement channels.

(2) Growth of the Industry

In 2019, the size of the domestic advertising market grew by 11.97 trillion won, a 2.3% increase from 2018. Online advertising increased by 15.0%, especially mobile advertising, indicating market shift from traditional media to digital media. For FY 2020, advertising market is expected to grow to 12.63 trillion won, a 5.5% increased from prior year. Online advertising will continue to be a main driver for such growth in the market. In addition, expansion smart devices, including mobiles and tablets, are facilitating such market shift from traditional media to digital media.

(KRW Billion)	2020 (F)	2019	2018
PC Ad.	18,730	17,708	15,924
Mobile Ad.	37,520	32,824	28,011
IPTV Ad.	1,280	1,239	1,161
Digital Signage	3,800	3,583	3,255

Source: Chaeil published information – total advertising expense in Korea for year 2019

(3) Characteristics of Economic Cycle and Seasonality

The advertising market is often precedes economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

(4) Market Conditions

4-1. Market Stability

Internet advertisement are becoming more popular as it allows for targeted advertisement campaigns at lower costs. IPTV advertisement could be more effective if bilateral communication channel could be implemented. Digital sinage refers to transformation from displaying fixed images to video, hologram. Information displayed could further be customized depends on time and place. Mobile advertisement business recorded size of 3.3 trillion won in 2019 and is expected to grow to 3.8 trillion won in 2020.

4-2. Market Competition

Competing Competitors:

•	Online DA Advertisement: Mezzomedia, DMC Media, Incross, etc.

•	Digital Media Advertisement (IPTV): Incross, Mezzomedia, etc.

•	Digital Sinage Advertisement: Jeonhong, Yujinmetro

Market Entry Requirement:

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission.

•	Digital Interior Ads: business operations must be approved by district borough office

Factors of Competition:

Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

4-3. Market Shares

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each market player.

(5) Competitiveness

Nasmedia is a media representative agency, and key factors contribute to competitiveness are technological solution, media planning capabilities, media channel network, and sales capabilities.

A. Technological Solutions

Nasmedia owns multiple solutions – Nsmart, Remix, Oasis, Wave, Nthology, IAM to analyze and advise a strategies for new media advertisements. Nasmedia is constantly making investments into developments of new technologies. Such ongoing efforts will continue enhance competitiveness of the agency in the market.

B. Media Planning Capabilities

Nasmedia has a total of 351 employees as of year-end 2019. 168 employees are considered to be media planners. 48% of total media planners have more than 5 years of experience and work in our major business area – online display advertisement segment.

C. Media Channel Network

Nasmedia possess wide media channel network compared to its market peers. Including major portal websites, Nasmedia possesses network with approximately 600 media channels in PC display advertisement. Furthermore, its competitiveness in media network has been further strengthened by expanding its connections in mobile, IPTV, and digital signage businesses.

D. Sales Capabilities

Since its establishment in 2005, Nasmedia has secured a reputation as a No. 1 media representative agency. Such leadership has allowed stronger bonds with media channels and advertisement agencies and facilitate our progress in expanding into new business areas: mobile and IPTV advertisements.

(6) Status and Forecast of New Businesses

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network and will develop total advertising effect measure solution and make synergy with KT, which has on-,off-line media channels, by combining sales network of Nasmedia, online display and search advertisement with PlayD (Nsearch marketing) acquisition. Nasmedia will be digital media representative company to suggest channel strategy for all digital media and total marketing communication.

Furthermore, Nasmedia established the Nasmedia (Thailand) Co. Ltd. to make an expansion into global market. By leveraging its expertise on online, offline, and mobile advertising, Nasmedia will spread its presence into southeastern Asia.

ø Status and Forecast of New Businesses is described under each company’s predictions (analysis, estimation, etc.) only to help them understand each company based on the current situation. Therefore, it is important to note that an investor should not make a judgement by relying only on the forecast (analysis, estimation, etc.) data of each company in its investment decisions.

2. Main Products and Services

A.	Revenue breakdown of operating segments (Unit : millions of Korean won)

	2019	2018	2017
ICT	18,204,751	17,356,537	17,341,316
Portion of total revenue (%)	64.5	63.8	64.1
Finance	3,556,776	3,560,417	3,637,917
Portion of total revenue (%)	12.6	13.1	13.4
Satellite TV	694,637	690,821	685,822
Portion of total revenue (%)	2.5	2.5	2.5
Others	5,770,659	5,588,611	5,393,126
Portion of total revenue (%)	20.4	20.5	19.9
Sub-sum	28,226,823	27,196,386	27,058,181
Elimination	-3,884,759	-3,736,243	-3,670,914
Consolidated amount	24,342,064	23,460,143	23,387,267

B.	Trends in price changes for major products, etc.

∎	ICT – KT

The price fluctuations of representative rates of mobile, IPTV, broad band, fixed-line phones, and combined products provided by KT are as follows. For more information, please refer to the product service contents on our website(https://product.kt.com). The prices below are the amounts that do not reflect the Additional discount.

•	Mobile

2019 (Unit : Korean won, VAT included)

Plan		Monthly Rate
5G Super Plan	Premium	130,000
	Special	100,000
	Basic	80,000
5G Slim		55,000
4G Data ON	Premium	89,000
	Video	69,000
	talk	49,000
LTE Basic		33,000

ø	We launched the KT 5G Super Plan on April 5, 2019.

2018 (Unit : Korean won, VAT included)

Plan		Monthly Rate
Data ON	Premium	89,000
	Video	69,000
	talk	49,000
LTE Basic		33,000
Y24 ON	Premium	89,000
	Video	69,000
	talk	49,000
Y Basic		33,000

ø	We launched the Data On, LTE Basic on May 30, 2018. And we also launched the Y24 ON on September 3, 2018 and the Y Basic on September 17, 2018.

2017 (Unit : Korean won, VAT included)

Plan		Monthly Rate
LTE Data Choice	109	109,890
	87.8	87,890
	76.8	76,890
	65.8	65,890
	54.8	54,890
	49.3	49,390
	43.8	43,890
	38.3	38,390
	32.8	32,890

ø	We launched the LTE Data Choice on May 8, 2015. And we also launched the LTE Data Choice 49.3 on July 1, 2015 and the LTE Data Choice 87.8 on April 3, 2017.

•	IPTV

2019 – No change

2018 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
TV slim	16,500	15,675	14,850	13,200	11,000
TV light	19,800	18,810	17,820	15,840	13,200
TV essence	25,300	24,035	22,770	20,240	16,500
TV entertainment	31,020	29,469	27,918	24,816	20,900
TV kids	31,020	29,469	27,918	24,816	20,900

ø	The above rate is an amount that does not reflect additional expenses such as Installation fee.

2017 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate when IPTV and Broadband are combined
TV 10	16,500	15,675	14,850	13,200	11,000
TV 12	19,800	18,810	17,820	15,840	13,200
TV 15	25,300	24,035	22,770	20,240	16,500
TV 19	31,020	29,469	27,918	24,816	20,900
TV 19 kids	31,020	29,469	27,918	24,816	20,900

ø	The above rate is an amount that does not reflect additional expenses such as Installation fee.

•	Broadband

The below rate is an amount that does not reflect additional expenses such as modem rental fee.

2019 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
10 GiGA Max 10Gø	110,000	99,000	93,500	88,000	77,000
the Internet that reassures the family (10 GiGA Max 2.5G)	63,800	57,750	51,700	45,100	39,600
the Internet that reassures the family (GiGA Max 1G)	58,300	52,250	46,200	39,600	34,100
the Internet that reassures the family (GiGA Max 500M)	49,500	44,550	39,600	34,100	28,600
the Internet that reassures the family (Max 100M)	42,900	37,400	31,900	23,100	23,100
the Internet plus that reassures the family (10 GiGA Max 2.5G)	72,600	64,900	57,200	45,100	39,600
the Internet plus that reassures the family (GiGA Max 1G)	67,100	59,400	51,700	39,600	34,100
the Internet plus that reassures the family (GiGA Max 500M)	58,300	51,700	45,100	35,200	29,700
the Internet plus that reassures the family (Max 100M)	51,700	44,550	37,400	24,200	24,200

ø	The rate with 4 year term is 77,000 won.

2018 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
10 GiGA Max 10G (ø1)	110,000	99,000	93,500	88,000	82,500
10 GiGA Max 5G (ø2)	82,500	71,500	66,000	60,500	55,000
10 GiGA Max 2.5G	60,500	55,000	49,500	44,000	38,500
GiGA Max 1G	55,000	49,500	44,000	38,500	33,000
GiGA Max 500M	46,200	41,800	37,400	33,000	27,500
Max 200M	41,800	38,500	35,200	30,250	24,200
Max 100M	39,600	34,650	29,700	22,000	22,000
10 GiGA Max 2.5G Plus	69,300	62,150	55,000	44,000	38,500
GiGA Max 1G Plus	63,800	56,650	49,500	38,500	33,000
GiGA Max 500M Plus	55,000	48,950	42,900	34,100	28,600
Max 100M Plus	48,400	41,800	35,200	23,100	23,100

ø1 :	The rate with 4 year term is 77,000 won.
ø2 :	The rate with 4 year term is 55,000 won.

2017 (Unit : Korean won, VAT included)

Plan	Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when IPTV, mobile and Broadband are combined
Olleh GiGA	55,000	49,500	44,000	38,500	33,000
Olleh GiGA Compact	46,200	41,800	37,400	33,000	27,500
Max 200M	41,800	38,500	35,200	30,250	24,200
Olleh	39,600	36,300	33,000	22,000	22,000

•	Fixed-line Telephone Services

2018, 2019 – No change

2017 (Unit : Korean won, VAT included)

Plan			Monthly Rate	Rate with 1 year term	Rate with 2 year term	Rate with 3 year term	Rate with 3 year term when Telephony and Broadband are combined
PSTN	Flat rate	Fixed 3000	12,100	11,330	10,450	8,470	6,050
		Fixed&Wireless 3000	16,500	15,400	14,300	11,550	8,250
	Regular rate	Basic	5,720				4,400
VoIP	Flat rate	Between us 3000	7,700	6,930	6,160	5,390	3,850
		Fixed 3000	12,100	11,330	10,450	8,470	6,050
		Fixed&Wireless 3000	16,500	15,400	14,300	11,550	8,250
		Standard Plus	2,970
		Standard Video	5,500
	Regular rate	Basic	2,200				1,000

ø	The above rate is an amount that does not reflect additional expenses such as activation fee.

•	Bundled Rate Plans

2019	2018	2017

<2019.04>

•  Change of the bundled discount rate about fixed rate discount of 5G plan

•  Discount rate 10/15/20/25/30% to bundled mobile 1/2/3/4/5 line

<2019.08>

•  5G Premium Family bundle discount plan promotion (08.09~12.31)

•  Term : sign up at least two 5G mobile line starting from ~~W~~80k

•  benefit : 25% discount to over 80k for 5G mobile line and 66k for LTE mobile line. (Total amount discount plan is applied to below 80k for 5G mobile line or 66k for LTE mobile line.)

<2018.3>

•  Premium Family bundle discount plan regular launch

•  Term : sign up at least two mobile line starting from ~~W~~66k, and bundle with broadband

•  benefit : 25% discount to mobile line (Total amount discount plan is applied to Basic line or below ~~W~~66k line)

<2018.11>

•  Premium Single Bundle plan launch

•  Term : sign up from ~~W~~66k mobile plan and bundle with Internet Family

•  benefit : 25% discount to mobile line

<2017.9>

•  Premium Family bundle discount promotion

•  Period : ’17.9.7~18.2.28

•  term : sign up at least two mobile line starting from ~~W~~66k, and bundle with broadband

•  benefit : 25% discount to one mobile line (Total amount discount plan is applied to Basic line or below ~~W~~66k line)

<2017.12>

•  Added reasons for discount return money

•  50% reduction will be implemented upon termination of service due to the overseas immigration or opposing the relocation of building owner.

∎	Finance - BC card (Unit : %)

Category	2019	2018	2017
Member Store fee rate	0.8~2.3	0.8~2.5	0.8~2.5
Installment fee rate	11.0~18.5	11.0~18.5	11.0~18.5
Cash service interest rate	7.9~23.3	7.9~23.3	7.9~23.3
Card loan(credit loan)	—	—	—

∎	Satellite TV - KT Skylife (Unit : Korean won, Without VAT, Rate with 3 year term)

Service Type		2019	2018	2017
Satellite only	sky UHD Blue A+	13,000	14,000	13,000
	sky UHD Green A+	11,000	12,000	11,000
	sky UHD On A+	—	10,000	—
	sky UHD Blue	13,000	14,000	13,000
	sky UHD Green	11,000	12,000	11,000
	sky Blue HD	12,000	—	12,000
	sky Green HD	10,000	—	10,000
	sky On+ HD	8,000	8,000	8,000

OTS	UHD OTS Kids/Entertainment (19)	19,000	—	—
	UHD OTS Essence (15)	15,000	15,000	15,000
	UHD OTS Light (12)	12,000	12,000	12,000
	UHD OTS Slim (10)	10,000	10,000	10,000
	OTS Kids/Entertainment (19)	19,000	—	—
	OTS Essence (15)	15,000	15,000	15,000
	OTS Light (12)	12,000	12,000	12,000
	OTS Slim (10)	10,000	10,000	10,000

Internet	Sky Internet	25,500	25,500	25,500
	Sky GiGA 200	27,500	27,500	27,500
	Sky GiGA Compact	30,000	30,000	30,000
	Sky GiGA Internet	35,000	35,000	35,000

∎	Others - Genie Music (Unit : Korean won)

Detail	2019	2018	2017
Download 30 songs + streaming	10,800	10,800	10,800
Download 50 songs + streaming	15,000	—	—
Smart Download + streaming	10,800	8,800	8,800
Download 30 songs	8,800	8,800	8,800
Download 50 songs	12,500	—	—
Online streaming	8,400	7,800	7,800
Smart streaming(only for smart seduces)	7,400	6,800	6,800

∎	Other : KT CS, KT IS (Unit : Korean won)

Item	2019	2018	2017
114 directory assistance	120 (Night/Holidays Won140)
Priority number assistance	30,000 / month (Dong standard)

ø	“Dong” is Korea’s address classification system.

∎	Other : KT IS (Unit : Korean won)

Item	2019		2018		2017
114 directory assistance	120 (Night/Holidays Won140)
Priority number assistance	Monthly fixed rate	Group 1	Group 2	Group 3	Group 4
	“City” Unit	55,000	53,000	50,000	45,000
	“Gu” Unit	44,000	42,000	40,000	36,000
	“Dong” Unit	33,000	31,000	30,000	27,000

ø	“Gu” and “Dong” is Korea’s address classification system.

∎	Others - KT M mobile (Unit : Korean won)

Products	2019		2018		2017
Mobile (Postpaid)	<2019.3>		<2018.1>		<2017.1>
	LTE Economy 8 (Voice-call)	8,800	M Young age Freepass	17,600	Practical Discount	16,500
	LTE Economy 25 (Voice-call)	27,500	L.Point 2GB	29,799	M Practical 40 minutes	20,350
					M Practical 80 minutes	26,400
	Economy Kids basic	12,100	<2018.3>
	Economy Kids smart	18,700	LTE Practical 23	23,870	<2017.3>
	Economy junior study 1.5GB	27,500			M Economy 25 250M	16,500
	Economy junior study 3GB	29,700	<2018.4>
	Economy junior smart 6GB	34,100	3G Economy 18	18,700	<2017.4>
	Economy junior smart 10GB	38,500	LTE Practical 18	18,700	Life Economy 3G	22,000
					Life Economy LTE	16,500
	<2019.4>		<2018.5>		M Life 275	27,500
	Sky practical 1.2GB	24,800	LTE Practical 250MB (QoS)	26,950
	Sky practical 4GB	36,300			<2017.8>
	Sky practical 6GB	39,600	LTE Practical 1GB (QoS)	29,700	LTE Economy 1.2GB	19,800
	Sky practical 10GB+	60,000			LTE Economy 2GB	27,500
			<2018.6>		LTE Economy 6GB	39,600
	<2019.8>		3G economical reduction	17,600
	LTE economy 3GB	31,900	M substance 280 minutes	34,100	<2017.9>
	LTE economy 5GB	40,700			M Practical 150minutes	28,600
			<2018.11>		M Practical 250minutes	31,900
	<2019.10>		Senior VIP Medium(3G)	22,000	3G Voice call basic 300MB	42,680
	LTE reassurance 1.5G	26,400	Senior VIP Heavy(3G)	27,500	LTE Economy 1GB	27,500
	LTE reassurance 2.5G	31,900	Senior VIP Lite(LTE)	16,500
			Senior VIP Medium(LTE)	27,500
			Senior VIP Heavy(LTE)	33,000

Usim only (Postpaid)	<2019.4>		<2018,1>		<2017.2>
	LTE economy 15GB+	47,300	L.Point 1GB(USIM)	9,900	Economy USIM 2.6	26,290
	Economy universal rate	19,900	L.Point 10GB(USIM)	29,700	Economy USIM 1.8(in-net)	18,590
					Economy USIM 2.4(in-net)	24,090
	<2019.7>		<2018.5>
	Economically free 1.5G	35,300	Practical USIM 6GB	25,300	<2017.3>
	Economically free 2.5G	43,500	Practical USIM M 1.0(QoS)	19,250	Foreigner Economy USIM 3.9	39,050
	Economically free 4.5G	47,500	Practical USIM M 2.0(QoS)	21,450
					Foreigner Economy USIM 5.7	57,420
	<2019.8>		<2018.6>
	Data sharing	—	Practical USIM E 3.5	26,400
			Practical USIM E 5.0	30,800	<2017.4>
	<2019.11>				M Life USIM 36 (Voice-call)	27,500
	Data free ON talk	46,00	<2018.8>
	Data free ON video	66,000	Practical USIM S 2.4	15,400
			Practical USIM S 3.5	20,900	<2017.5>
	<2019.12>		Practical USIM S 5.0	27,500	Data Standard 350M	3,300
	5G Slim M	55,000	Practical USIM M 2.4	17,600
	5G Slim Special	77,000	Practical USIM M 3.5	22,000	<2017.9>
			Practical USIM M 5.0	28,600	Economy USIM 10GM	27,500
			Practical USIM L 2.4	19,800
			Practical USIM L 3.5	24,200
			Practical USIM L 5.0	29,700
			Practical USIM E 2.4	22,000
			Data 1GB/Year	22,000
			Data 9GB/Year	33,000

			<2018.10>
			LTE Data 10GB	16,300
			LTE Data 20GB	24,000
			The Camp 1.2GB	15,400
			The Camp 3GB(QoS)	28,600
			The Camp 6GB(QoS)	31,900
			Data standard 700MB	6,600
			Data 2GB/Year	27,500

Mobile (Prepaid)	<2019.5>		<2018.4>		<2017.3>
	LTE Free	—	PPS Data 6GB(QoS)	39,270	LTE world	6,600
	PPS DATA 1GB+	19,800	PPS Data Free(QoS)	54,780
	PPS DATA 10GB	28,800
	PPS DATA 15GB+	39,000
	<2019.8>
	PPS DATA 300MB+	36,300

ø	Data 1,2,9GB/Year rate plans are for 12 months after one payment.
ø	The prepaid rate plan is based on 30 days.

3. Matters Related to Revenue

∎	ICT – KT

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Service revenue	14,937,785	82.1	14,511,585	83.6	14,586,234	84.1
Merchandise sales	3,266,966	18.0	2,844,952	16.4	2,755,082	15.9
Total	18,204,751	100.0	17,356,537	100.0	17,341,316	100.0

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

Sales organization

<B2C>

<B2B>

<B2B>

C. Methods and Conditions of Sales

KT provides our products and services to customer through the sales organization and channel as above, basically, customers pay the service charges with cash, bank direct debit bill and credit card. In addition to monthly service fee, customers must pay the equipment rental fee and installment fee as well.

For the corporate customers, we negotiate contractual terms, such as supply conditions and services fees.

D. Sales Strategy

(A) Mobile Service

•	Device leadership : Differentiate wireless experience with pre-emptive adoption of differentiated 5G/LTE smartphones and new forms of emerging devices.

•	Network quality differentiation : 5G first C-DRX Application and 5G network quality based on edge communication center, tight national network LTE-A Network.

•	Innovative rate plans : 5G super plan to offer unlimited data and worldwide data roaming, and LTE data ON providing unlimited data across all plans

•	Segment marketing : Introducing products exclusively for young customers such as Y super pan, Y24 and providing premium single bundled rate plan optimized for single-person households

•

Loyalty program : A variety of mobile phone replacement programs and installment plans, including industry-leading membership benefits, long-term customer special benefits, and rental services to reduce inconvenience in device replacement.

•	Differentiated service : The CS system optimized for smartphones, the benefits of reducing telecommunication charge through affiliated cards, and differentiated mobile phone insurance products.

(b) Broadband Internet Service

•	Solidifying a No.1 market stance with active GiGA investment and wire-wireless bundling competitiveness

•	Market leading with 10G internet

•	Strengthen the B2B market with Office IP Net security packages and POSNET products that are specialized for corporate customers.

•	Increase sales synergies linked to GiGA infrastructure business such as 5G and IPTV

•	Broaden internet business coverage such as low cost market with skylife internet resale

•	Satisfying a diverse range of customer needs by providing differentiated value-added services such as GiGA WiFi Premium 4.8, etc.

•	Provide a variety of customer convenience by providing customized products through analysis of customer usage patterns.

(c) Telephone Service

•	Preemptive care activities to minimize customer churn :

•	Uncombined customers using the Internet and TV products : Service bundling propulsion

•	Customer who need home telephony service : Promoting KT telephony 3000 price plan

•	Customer who did re-contract VoIP service : Promoting KT VoIP 3000 price plan

•	SOHO, small business customer : Pushing to sign up for converged products including Telephone manager, Ringo

•	Efforts to secure new customers by providing differentiated services :

•	VoIP device D2 release(July, 2017) : Provide user convenience, including support for Google Address Book

(d) IPTV Service

•	Differentiation of technologies such as wireless set-top box and voice-based user interface.

•	Introducing products that reflect customer preferences

•	Content creation and recommendation enhancements based on AI

•	Kids and senior content differentiation

∎	Finance Business (BC Card)

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Card processing revenue	3,076,670	87.0	3,100,142	87.3	3,092,542	85.2
Service fee revenue	216,397	6.1	215,054	6.1	200,930	5.6
Additional business fee revenue	84,217	2.4	89,932	2.5	101,056	2.8
Member Service Fee revenue	51,562	1.5	46,244	1.3	55,927	1.5
Card revenue	4,506	0.1	5,288	0.2	5,175	0.1
Financial revenue	22,831	0.6	22,403	0.6	102,528	2.8
Foreign currency-related profit	24,972	0.7	28,073	0.8	21,133	0.6
Other operating profit	55,428	1.6	43,607	1.2	49,270	1.4

Total	3,536,523	100.0	3,550,744	100.0	3,628,560	100.0

ø	The above numbers are written on a consolidated basis.
ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

BC Card is engaged in the issuance and purchase of credit cards (including check cards) based on the basic contracts with card companies. In addition, we are expanding credit card business by acquiring new customers other than existing member companies.

∎	Satellite Business (KT skylife)

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Service revenue	319,797	48.6	327,785	49.9	335,057	51.8
Platform revenue	236,353	35.9	233,366	35.5	220,192	34.0
Installation and Channel Rental Profit	6,013	0.9	4,790	0.7	30,303	4.7
Others	96,134	14.6	91,554	13.9	61,265	9.5

Total	658,297	100.0	657,495	100.0	646,816	100.0

ø	Patform revenue: Advertisement revenue + home shopping transmission fee + T-commerce transmission fee
ø	The above numbers are written on a separate basis.
ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

KT Skylife currently has various sales channels such as skylife head office, customer center, 160 sales offices which are further organized under 11 branches (three in Seoul, two in Busan and one each in Daejeon, Daegu, Gwangju and etc) and KT.

Sales offices perform sales and services through consignment contracts with KT Skylife, and 2 customer centers(Suwon, Gwangju) perform business activities such as customer counseling, as well as defending customer churn and attracting new subscribers.

The combined products are sold through KT’s in-house/outdoor sales channels and group companies, which are nationwide, and we are continuously sold on the headquarters’ website.

In addition, we have been continuously partnering with various on and off-line companies such as companies, government offices, and online markets to secure sales channels.

As of the end of December 2019, sales by route are as follows (Accumulated from January to December 2019)

Category	New Subscribers	%
Sales office	337,604	75%
KT	61,284	14%
Headquarter, customer center	50,988	11%

Total	449,876	100%

∎	Others Business (KT Telecop, Genie Music, KT Estate, KT Hitel, Nasmedia, KT Sat, etc)

²	KT Sat

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Gap filler rentals	90,244	53.7	86,206	63.0	81,642	58.3
Data transmission	12,205	7.3	11,254	8.2	11,900	8.5
Video transmission	10,326	6.2	11,198	8.2	11,659	8.3
Mobile satellite service	16,536	9.8	16,314	11.9	15,056	10.8
Others	38,698	23.0	11,981	8.7	19,839	14.2

Total	168,009	100.0	136,953	100.0	140,096	100.0

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

KT SAT’s sales organization manages and operates customers by region. Due to the nature of the service, the company has a large number of corporate customers and is attracting new customers through sales of internal sales representatives and external distribution networks (partners).

²	KT Estate

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
PM fee	23,663	4.9	8,341	1.5	6,509	1.2
Rental business	160,283	33.4	158,143	28.0	152,807	28.2
Real estate commission business	188,004	39.2	157,631	27.9	157,015	29.0
Development business	107,923	22.5	240,091	42.6	225,631	41.6

Total	479,873	100.0	564,206	100.0	541,962	100.0

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

²	KT Hitel

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
T-Commerce(K Shopping)	182,947	56.8	143,191	51.3	107,527	47.2
Contents Distribution	60,803	18.9	69,623	25.0	57,832	25.4
ICT Platform	78,571	24.4	66,074	23.7	62,272	27.4

Total	322,321	100.0	278,888	100.0	227,631	100.0

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

○	Contents

The content supply and demand representative make copyright agreements with the content creator or distributor. And we provide content VOD or library services to 150 platform companies such as IPTV, OTT, and Internet web hard.

○	Commerce

After the MD has signed a contract with the vendor to supply the product, the product information is provided directly to the general customer through platforms such as VOD, TV, Internet, and mobile. After receiving the customer’s order through TV remote control, internet, and mobile, if payment is made, we will ship the product through the delivery company.

²	Genie Music

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Music business	222,165	96.4	155,425	90.8	139,670	89.7
Others	8,304	3.6	15,808	9.2	15,972	10.3

Total	230,469	100.0	171,233	100.0	155,642	100.0

ø	Music Business: Music services and distribution of content, including Genie, Olleh Music, M.net.com + other ASP sales etc.

ø	Others: Irregular music service development service and Artist-related MD sales
ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

Genie Music serves as a service provider and content distributor within the digital music industry.

○	Service provider

Genie Music provides streaming and downloading services through our own misic platform Genie. B2B music service is to provide music listening services to wireless customers of KT and LGU+, shareholders. We also provide store music services(Shop & Genie) to offline stores.

○	Content distributor

Genie Music supplies content distributed by us to other providers’ music platforms.

²	KT Telecop

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category	2019		2018		2017
	Amount	%	Amount	%	Amount	%
Security service	319,062	96.3	316,586	97.1	308,978	98.0
Distribution	11,482	3.5	8,945	2.7	5,870	1.9
Others	673	0.2	522	0.2	518	0.1

Total	331,217	100.0	326,053	100.0	315,366	100.0

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.
ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

KT Telecop operates the business department, regional headquarters strategic sales team, branch offices. And we provide dispatch security service and integrated security service.

²	Nasmedia

A. Performance in Terms of Revenue (Unit: millions of Korean won, %)

Category		2019		2018		2017
		Amount	%	Amount	%	Amount	%
Advertising	Online DA (PC, Mobile)	41,470	52.9	36,396	51.1	35,621	42.3
	Mobile platform	24,274	31.0	14,540	20.2	21,925	26.0
	Digital broadcasting (IPTV)	1,921	2.5	3,744	5.2	8,329	9.9
	Digital outdoor	10,669	13.6	16,833	23.4	18,315	21.7
Commerce		3	0.0	—	—	—	—
Financial Lease		36	0.0	65	0.1	93	0.1

Total		78,373	100.0	71,878	100.0	84,283	100.0

ø	The above numbers are written on a separate basis.
ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

B. Sales Organization and Channels

The online advertising industry can be divided into three areas: advertising companies, media reps, and media. Media reps generate revenue by selling media.

Nasmedia and its major subsidiaries generally deal with advertisers, advertising agencies, and media companies.

4. Research and Development Activities

∎	R&D Costs - Consolidated Basis (Unit: millions of Korean won, %)

	Category	2019	2018	2017
	Raw Materials	—	—	—
	Labor Costs	76,433	71,544	64,753
	Depreciation	29,586	36,404	39,797
	Commissions	—	—	—
	Others*	147,502	164,993	330,312
	Total R&D Costs**	253,521	272,941	434,862
	(Subsidy from Government)	37	20	36
Accounting Treatment	Research and Ordinary Development Costs	165,028	176,758	168,635
	Development Costs (Intangible Assets)	88,456	96,163	266,191
	Percentage of R&D Costs over Revenue***	0.68%	0.75%	0.72%

*	Data processing system development cost is included in 2017 others figure.
**	Total costs before deducted the subsidy from government
***	Rate of Total costs before deducted the subsidy from government and Total Revenue

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

∎	R&D Organization Structure (KT)

🌑	Institute of Convergence Technology

🌑	Main Mission

•	Securing core technologies to strengthen future business and business competitiveness

•	Establishing mid- and long-term technology strategies for leading future technologies

•	Developing competitive technologies and supporting commercialization to strengthen business competitiveness

•	Developing and securing core technologies for mid- to long-term future

•	KT Network Technology Innovation Through R&D of Next Generation Network Technology

•	Developing next-generation wireless core technologies and solutions to enhance competitiveness in the wireless business

•	Development of Network Efficiency and Optimization Technology for the Competitiveness of GiGA Infra Research technology for next generation network

•	Development and Commercialization of Edge-Based IT Architecture + NW Infra Based on SDN

•	Developing related services and securing core technologies for AI to enhance business competitiveness

•	Development of Intelligent Convergence Services

•	Differentiation service development based on mobile and home-device platform

•	Development of Next Generation Realistic Core Media Technology and Services

•	Supporting development and commercialization associated with group-level ICT convergence services

•	Development and Commercialization of IoT&Device, B2B Core Platform/Service

•	Development and commercialization of convergence technologies/services, such as security, energy, automobile/traffic

•	Complete execution from finding business ideas to developing, and make some proposals on business

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights (as of December 31, 2019)

∎	ICT (KT)

KT holds 4,386 domestic patents, 1,331 overseas patents and 3,133 trademarks.

∎	Financing Business (BC Card)

BC Card holds 104 patents and 767 trademarks.

∎	Others

•	KT Hitel holds 70 patents.

•	Genic music holds 4 domestic patents and 96 trademarks.

•	KT Telecop holds total 114(37 patents, 5 designs and 72 trademarks).

•	Nasmedia holds 2 patents and 3 trademarks.

•	PlayD holds 4 domestic patents.

•	KTDS holds 7 patents, 4 trademarks, 2 service marks and 12 trade/service marks

•	KTCS holds 1 patent.

•	KT M-mobile holds 3 trademarks.

•	KT Commerce holds 2 patents.

•	Intech holds 38 patents and 36 trademarks.

B. Laws that underlie company business

KT is based on the Telecommunications Framework Act, the Telecommunications Business Act, Act on Promotion of Information and Communication Network Utilization and Information Protection, and the Internet Multimedia Broadcasting Business Act, etc.

C. Matters related to the discharge of environmental substances or environmental protection

KT was designated as a company subject to the Greenhouse Gas Emissions Trading System, which has been in effect since 2015 under the ‘ Framework Act on Low Carbon Green Growth’ and ‘Act on Allocation and Transaction of Greenhouse Gas Emissions’.

In 2018, KT was allocated a greenhouse gas emission allowance from the government, and we continue to reduce Greenhouse Gas emissions.

KT’s greenhouse gas emissions are mainly due to the heating and cooling energy of office buildings nationwide and the use of electricity in telecommunication facilities, such as base stations, and repeaters. By 2030, we have set a goal of reducing greenhouse gas emissions by 35% in 2007, and are striving to achieve this.

III. Financial Information

1. Summary of Financial Statements (Consolidated) (Unit : millions of Korean won)

Classification	2019	2018	2017
Current Assets	11,898,255	11,894,252	9,672,412
• Cash and Cash Equivalents	2,305,894	2,703,422	1,928,182
• Trade and Other Receivables	5,906,445	5,807,421	5,992,753
• Inventories	665,498	683,998	457,726
• Other Current Assets	3,020,418	2,699,411	1,293,751
Non-current Assets	22,163,037	20,294,578	20,058,498
• Trade and Other Receivables	1,181,797	842,995	828,831
• Property, plant and equipment	13,785,299	13,068,257	13,562,319
• Investment Property	1,387,430	1,091,084	1,189,531
• Intangible Assets	2,834,037	3,407,123	2,632,704

• Investments in Joint Ventures and Associates	267,660	272,407	279,431
• Other Non-Current Assets	2,706,814	1,612,712	1,565,682
Total Assets	34,061,292	32,188,830	29,730,910
Current Liabilities	10,111,456	9,387,704	9,474,162
Non-Current Liabilities	8,762,883	8,069,846	7,046,148
Total Liabilities	18,874,339	17,457,550	16,520,310
Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	11,637,185	11,328,859	9,988,396
Accumulated Other Comprehensive Expense	194,934	50,158	30,985
Other Components of Equity	(1,170,083)	(1,181,083)	(1,205,302)
Non-Controlling Interests	1,520,160	1,528,589	1,391,764
Total Equity	15,186,953	14,731,280	13,210,600

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

Classification	2019	2018	2017
Operating Revenue	24,342,064	23,460,143	23,387,267
Operating Profit	1,151,065	1,261,522	1,375,286
Profit for the Period	669,347	762,305	561,526
Owners of the Controlling Company	619,182	688,464	476,744
Non-controlling interest	50,165	73,841	84,782
Earnings per share attributable to the equity holders of the Controlling Company during the year (in Korean won):
Basic earnings per share	2,526	2,809	1,946
Diluted earnings per share	2,524	2,809	1,945
Number of Consolidated Companies	65	63	59

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

2. Summary of Financial Statements (Separate) (Unit : millions of Korean won)

Classification	2019	2018	2017
Current Assets	7,236,269	6,861,619	4,529,850
• Cash and Cash Equivalents	1,328,397	1,779,745	1,166,402
• Trade and Other Receivables	3,231,008	2,968,764	2,890,596
• Other Financial Assets	100,830	75,401	54,774
• Inventories	477,138	465,273	232,246
• Other Current Assets	2,098,896	1,572,436	185,832
Non-Current Assets	20,497,585	19,149,287	18,955,355
• Trade and Other Receivables	1,063,440	766,316	735,671
• Other Financial Assets	179,240	130,651	75,896
• Property and equipment	11,447,952	10,864,398	11,375,047
• Right-of-use assets	714,968	—	—
• Investment Property	769,019	600,624	633,851
• Intangible Assets	2,239,882	2,773,387	2,100,215
• Investments in Subsidiaries, Associates and Joint Ventures	3,501,391	3,547,683	3,584,978
• Other Non-Current Assets	581,693	466,228	449,697
Total Assets	27,733,854	26,010,906	23,485,205
Current Liabilities	6,764,653	5,908,497	5,612,725
Non-Current Liabilities	8,072,500	7,390,681	6,427,178
Total Liabilities	14,837,153	13,299,178	12,039,903
Capital Stock	1,564,499	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258	1,440,258
Retained Earnings	10,869,987	10,740,042	9,478,730
Accumulated Other Comprehensive Income	23,449	(11,251)	(1,502)
Other Components of Shareholders’ Equity	(1,001,492)	(1,021,820)	(1,036,683)
Total Equity	12,896,701	12,711,728	11,445,302

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

Classification	2019	2018	2017
Operating Revenue	18,204,751	17,356,537	17,341,316
Operating Profit	739,222	951,624	952,161
Profit for the Period	431,828	561,224	463,268
Earnings per share (in Korean won):
Basic earnings per share	1,761	2,290	1,891
Diluted earnings per share	1,761	2,290	1,890

ø	In 2019, 2018 was written in accordance with K-IFRS 1115 and 1109, but 2017 was written in accordance with the previous standards, K-IFRS 1018 and 1039.

ø	2019 was written in accordance with K-IFRS 1116, but 2018 and 2017 were written in accordance with the previous Standard, K-IFRS 1017.

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters
2019	Samil PwC	Unqualified	Not applicable	Cash-Generating Unit Impairment Assessment
2018	Samil PwC	Unqualified	Not applicable	Revenue recognition in telecommunication services through the billing systems
2017	Samil PwC	Unqualified	Not applicable	—

2. Auditors’ opinion on the separate financial statements

Fiscal Year	Auditor	Audit Comments	Issues noted	Key Audit Matters
2019	Samil PwC	Unqualified	Not applicable	1. impairment of investment in subsidiaries, associates and joint ventures 2. Cash-Generating Unit Impairment Assessment

2018	Samil PwC	Unqualified	Not applicable

1.  Revenue recognition in telecommunication services through the billing systems

2.  Appropriateness of application of change in revenue perception according to the introduction of Corporate Accounting Standard 1115 ‘Revenue from contracts with customers’

2017	Samil PwC	Unqualified	Not applicable	—

3. Audit services contract (Unit : millions of Korean won, Hours)

Fiscal Year	Auditor	Contents	Compensation	Total Time
2019	Samil PwC	Review interim financial statements	3,000	35,121
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

2018	Samil PwC	Review interim financial statements	2,600	36,245
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

2017	Samil PwC	Review interim financial statements	2,700	38,864
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing

ø	Financial Statement Review and Audit Period, Internal Accounting Management System Audit (Review) Period

Category	2019	2018	2017
1st quarter review	From April 13, 2019 to May 15, 2019	From April 13, 2018 to May 15, 2018	From April 13, 2017 to May 15, 2017

2nd quarter review	From July 13, 2019 to August 14, 2019	From July 13, 2018 to August 14, 2018	From July 13, 2017 to August 14, 2017

3rd quarter review	From October 13, 2019 to November 14, 2019	From October 15, 2018 to November 14, 2018	From October 13, 2017 to November 14, 2017

Audit of systems and automatic internal controls	From May 20, 2019 to June 28, 2019, From August 19, 2019 to September 30, 2019, From November 18, 2019 to February 5, 2020	From May 23, 2018 to June 29, 2018, From August 20, 2018 to September 21, 2018, From November 19, 2018 to February 10, 2019	From May 16, 2017 to June 30, 2017, From August 16, 2017 to September 28, 2017, From November 15, 2017 to February 5, 2018

Early proof audit	From May 6, 2019 to December 27, 2019	From May 7, 2018 to December 28, 2018	From May 8, 2017 to December 29, 2017

Internal Accounting Management System Audit (Review)	From May 6, 2019 to March 10, 2020	From May 7, 2018 to March 10, 2019	From May 8, 2017 to March 2, 2018

Update Early Proof Audit Procedure and Financial Statement Audit	From January 2, 2020 to March 10, 2020	From January 2, 2019 to March 10, 2019	From January 2, 2018 to March 2, 2018

4. Non-Audit services contract (Unit : millions of Korean won)

Fiscal Year	Contract date	Contents	Service period	Compensation
2019	2019/7	Comfort letter	2019/7	100
2018	2018/7	Comfort letter	2018/7	100
	2018/11	Comfort letter	2018/11	100
2017	2017/7	Comfort letter	2017/7	100

5. The results of the Internal Audit Organization’s discussion with the auditor

Date	Attendee	Method	Main Discussion Content
March 3, 2019	KT : 7 people (Audit committee, executive secretary, etc.) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Report on the results of external auditors’ end-of-term audit of 2018 • Key Audit Matters and Detailed Audit Procedures

March 29, 2019	KT : 7 people (Audit committee, executive secretary, etc.) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Annual audit plan for 2019 • Scope and timing of audit, independence

April 29, 2019	KT : 8 people (Audit committee, executive secretary, law-abiding applicant, etc.) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Results of the first quarter of 2019 review

July 2, 2019	KT : 4 people (Audit committee member) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Accounting system changes • Roles and Responsibilities of the Audit and Audit Committee related to the Internal Accounting Management System

August 5, 2019	KT : 8 people (Audit committee, executive secretary, law-abiding applicant, etc.) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Results of the second quarter of 2019 review • Selecting preliminary items for key audit matters and planning for each item

November 8, 2019	KT : 8 people (Audit committee, executive secretary, law-abiding applicant, etc.) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Results of the third quarter of 2019 review • Responsibility and performance procedures of auditors for compliance with key audit matters and regulations

February 4, 2020	KT : 4 people (Audit committee member) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Progress of audit on key audit matters • Status of audit and non-audit services scheduled to be provided in 2020

March 5, 2020	KT : 8 people (Audit committee, executive secretary, law-abiding applicant, etc.) Auditor : 2 people (Director of Business Conductor, etc.)	A face-to-face meeting	• Results of the 2019 Year-end Audit • Audit results for key audit matters

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of December 31, 2019, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outside Directors). Under the Board of Directors, KT has eight different Committees as follows; Presidential Candidate Examination Committee, Corporate Governance Committee, Outside Director Candidate Recommendation Committee, Audit Committee, Evaluation & Compensation Committee, Executive Committee, Related-Party Transaction Committee and Corporate Sustainability Management Committee. The Board of Directors may establish additional committees if necessary. The Chairman of the Board of Directors is elected separately with CEO and the Board of Directors appoints one of the outside director as a chairman annually. Currently, The Board Chairman is Director Jong-Gu Kim who has enough leadership to coordinate members of the Board.

ø

On report day of March 30, 2020, board directors and members of Audit Committee were newly appointed on the 38th AGM. Please refer to company website (https://corp.kt.com/html/intro/gov/commitees.html) to see changes of board committee later on.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Jong-Gu Kim	Sang- Kyun Cha	Do-Kyun Song	Suk-Gwon Chang	Gae-Min Lee	Il Im	Gang- Cheol Lee	Dae-You Kim	Chang-Gyu Hwang	Hyeon-Mo Ku	Seong-Mok Oh
				Attendance 100%	Attendance 100%	Attendance 67%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 92%	Attendance 100%	Attendance 69%	Attendance 100%	Attendance 100%
1st	2019. 2. 12	Approval of financial statements(separate and consolidated) of the 37th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Approval of Business reports of the 37th term	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
2nd	2019. 2. 21	Proposal on Corporate Sustainability Management Plan in 2019	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation of 2019 CSR fund	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Report on matters for resolution of executive committee for 2H 2018	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
3rd	2019. 3. 11	Approval of financial statements of the 37th term	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Approval of Business reports of the 37th term	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Notice of Annual General Meeting for the 37th term	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Amendment of the internal accounting management rules	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Report on operational condition of the internal accounting management system in 2018	Original proposal accepted	For	For	Absence	For	For	For	Absence	For	For	For	For
		Report on inspection results of the internal accounting management system in 2018 by Audit committee	Original proposal accepted	For	For	Absence	For	For	For	Absence	For	For	For	For
		Proposal on Standards and Method of Payment on Remuneration of CEO and Inside Directors	Original proposal approved	For	For	Absence	For	For	For	Absence	For	— *	— *	— *
		Proposal on Limit of Remuneration of Directors	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Proposal on Limit of Remuneration, distinction and the number of administration executives	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Proposal on joining K-bank’s capital increase with consideration	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Amendment of the articles of incorporation	Original proposal approved	For	For	Absence	For	For	For	Absence	For	For	For	For
		Recommendation of Audit committee candidate	Recommendation of Audit committee candidate	For	For	Absence	For	For	For	Absence	For	For	For	For
		Agreement on Recommendation of inside director candidate	Recommendation of Inside Director Candidate agreed	For	For	Absence	For	For	For	Absence	For	— *	— *	— *

*	CEO and Inside directors didn’t have voting right on the subject
ø	the 37th AGM on March 29, 2019

•	Inside director Dong-Myun Lee, In-Hoe Kim and outside director Hee-Yol Yu, Tae-Yoon Sung newly appointed

•	Outside director Dae-You Kim newly appointed as a member of Audit committee

•	Inside director Hyeon-Mo Ku, Seong-Mok Oh and outside director Do-Kyun Song, Sang-Kyun Cha term expired

Order	Date	Subject	Result of Discussion	Outside Director								Inside Director
				Jong-Gu Kim	Suk-Gwon Chang	Gae-Min Lee	Il Im	Gang- Cheol Lee	Dae-You Kim	Hee-Yol Yu	Tae-Yoon Sung	Chang-Gyu Hwang	Dong- Myun Lee	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 92%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 69%	Attendance 88%	Attendance 100%
4th	2019. 3. 29	Approval of US filing consolidate financial statements of FY2018	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on revision of investment plan for 2019	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on revision of compensation for the small shop owners related with cable tunnel fire of Ahyun branch	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on election the chairman and committee organization	Chairman of BOD and members of committees appointed	For	For	For	For	For	For	For	For	For	For	For
5th	2019. 4. 19	Proposal on disposition of real estate in Seun 4 district	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For	For
		Proposal on operating next CEO election process	Original proposal approved	For	For	For	For	For	For	For	For	Absence	For	For
6th	2019. 5. 8	Report on inspection results of compliance management	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Report on financial statements(separate and consolidated) of 1Q FY2019	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation and operational support for Gyeonggi Innovation Center	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Report on financial performance of corporates invested less than 15 billion won in 2018	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Proposal on provision of stock incentive of 2018 and disposition of treasury shares	Original proposal modified and approved	For	For	For	For	For	For	For	For	For	For	For
7th	2019. 7. 11	Proposal on revision of investment plan for 2019	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on composition of outside candidates pool	Method of composition of outside candidates pool agreed	For	For	For	For	For	For	For	For	*—	*—	For
8th	2019. 8. 7	Report of financial statements(separate and consolidated) of the 1H 2019	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation of KT Group CSR fund	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on adjustment of base salary of administration executives and others	Original proposal approved	For	For	For	For	For	For	For	For	**—	**—	**—
		Report on matters for resolution of Executive Committee for 1H 2019	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Proposal on provision of long term incentive and disposition of treasury share for 2018	Original proposal approved	For	For	For	For	For	For	For	For	**—	**—	**—
		Proposal on limit of long term incentive and criteria of stock compensation for 2019	Original proposal approved	For	For	For	For	For	For	For	For	**—	**—	**—
		Proposal on handling provided long term incentives	Original proposal approved	For	For	For	For	For	For	For	For	**—	**—	**—
9th	2019. 9. 27	Proposal on revision of compliance standards	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on donation to labor welfare fund in 2019	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on renovation of Gwanghwamun West Building	Original proposal approved	For	For	For	For	For	For	For	For	For	For	For
		Proposal on composition of Outside Director Candidate Recommendation Committee and selection criteria for Outside Director Candidate	members of committee appointed and criteria confirmed	For	For	For	For	For	For	For	For	For	For	For

10th	2019. 10. 18	Proposal on presidential candidate examination applicants selection criteria for Corporate Governance Committee	Original proposal modified and approved	For	For	For	For	For	For	For	For	Absence	*—	For

11th	2018. 11. 8	Report on financial statements(separate and consolidated) of 3Q FY2019	Original proposal accepted	For	For	For	For	For	For	For	For	For	For	For
		Proposal on kt telecop TRS expiration countermeasure and growth strategy	Original proposal modified and approved	For	For	For	For	For	For	For	For	For	For	For

12th	2019. 12. 12	Report on selection of applicants for presidential candidate examination	Original proposal accepted	For	For	For	For	For	For	For	For	Absence	*—	For
		Proposal on composition of Presidential Candidates Examination Committee and examination criteria	members of committee appointed and criteria confirmed	For	For	For	For	For	For	For	For	Absence	*—	For

13th	2019. 12. 27	Report on selection of applicants for presidential candidate	Original proposal accepted	For	For	For	For	For	For	For	For	Absence	*—	For
		Proposal on decision of presidential candidate	Presidential candidate decided	For	For	For	For	For	For	For	For	Absence	*—	For
		Proposal on 2020 ITO related-party transaction plan	Original proposal approved	For	For	For	For	For	For	For	For	Absence	Absence	For
		Proposal on 2020 management plan	Original proposal approved	For	For	For	For	For	For	For	For	Absence	Absence	For

*	No voting right due to the interest conflicts
**	CEO and Inside directors didn’t have voting right on the subject

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (as of December 31, 2019)

Title	Organization	Name	Purpose of Establishment and Authority
Presidential Candidate Examination Committee	All Outside Directors & 1 Inside Director	Jong-Gu Kim(Chairperson) Gae-Min Lee, Gang-Cheol Lee, Dae-You Kim, Hee-Yol Yu, Suk-Gwon Chang, Il Im, Tae-Yoon Sung, In-Hoe Kim	According to Article 32(Presidential Candidate Examination Committee), examine CEO candidates and make a short list

Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Dae-You Kim (Chairperson) Jong-Gu Kim, Suk-Gwon Chang, Gang-Cheol Lee, In-Hoe Kim	Matters related with corporate governance ø Article 41-2(CG Committee)

Outside Director Candidate Recommendation Committee	All Outside Directors (exclude directors whose term to be expired) & 1 Inside Director	Dae-You Kim (Chairperson) Gang-Cheol Lee, Hee-Yol Yu, Tae-Yoon Sung, In-Hoe Kim

Recommendation of Outside candidates to the general meeting

ø See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee

ø Commercial Act §542: 8(appointment of Outside Directors), Article 42(Outside Director Candidates Recommendation Committee)

Audit Committee	4 Outside Directors	Suk-Gwon Chang (Chairperson) Jong-Gu Kim, Dae-You Kim, Il Im	Matters related with financial and performance audit ø See V. 2. Audit system ø Commercial Law §542: 11 (Audit Committee) 1st article ø Article 43(Audit Committee)

Evaluation & Compensation Committee	4 Outside Directors	Gae-Min Lee (Chairperson) Gang-Cheol Lee, Hee-Yol Yu, Tae-Yoon Sung	Management Agreement with the CEO and Assessment

Executive Committee	3 Inside Directors	Chang-Gyu Hwang(Chairperson), Dong-Myun Lee, In-Hoe Kim	Management matters authorized by the Board of Directors

Related-party Transaction Committee	4 Outside Directors	Il Im (Chairperson), Gae-Min Lee, Hee-Yol Yu, Tae-Yoon Sung

Under the Commercial Act :

Matters about approval of using business opportunities of company, Transaction between directors and company, Transactions which need to be approved by the Board of Directors among transactions with the largest shareholder and specially related persons and Internal trading stipulated by the Monopoly Regulation and Fair Trade Act

Corporate Sustainability Management Committee	4 Outside Directors, & 1 Inside Director	Gang-Cheol Lee (Chairperson), Gae-Min Lee, Hee-Yol Yu, Tae-Yoon Sung, Dong-Myun Lee	Matters about Corporate Sustainability Management

(b)	Activities of the Committees under the Board of Directors (As of December 31, 2019)

∎	President Candidate Examination Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director							Inside Director
				Jong-Gu Kim	Gae-Min Lee	Gang-Cheol Lee	Hee-Yol Yu	Dae-You Kim	Suk-Gwon Chang	Il Im	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2019.12.12	Proposal on operating plan for Presidential Candidates Examination Committee	Committee operating plan confirmed	*—	For	For	For	For	For	For	For
2nd	2019.12.27	Proposal on decision of presidential candidates	Presidential candidates decided	*—	For	For	For	For	For	For	For

*	No voting right

∎	Corporate Governance Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Gae-Min Lee	Do-Kyun Song	Jong-Gu Kim	Suk-Gwon Chang	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2019.3.8	Amendment of the articles of incorporation	Original proposal accepted	For	For	For	For	For

ø	the 37th AGM on March 29, 2019

•	Inside director Dong-Myun Lee, In-Hoe Kim and outside director Hee-Yol Yu, Tae-Yoon Sung newly appointed

•	Outside director Dae-You Kim newly appointed as a member of Audit committee

•	Term of Inside director Hyeon-Mo Ku, Seong-Mok Oh and outside director Do-Kyun Song, Sang-Kyun Cha expired

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Dae-You Kim	Jong-Gu Kim	Gang-Cheol Lee	Suk-Gwon Chang	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2019.4.12	Proposal on operating next CEO election process	Original proposal accepted	For	For	For	For	For
3rd	2019.8,7	Proposal on selecting agency and organizing advisory group	Agency selected and organizing advisory group discussed	For	For	For	For	For
4th	2019.9.24	Proposal on public recruiting	Original proposal approved	For	For	For	For	For

5th	2019.11.11	Report on results of external presidential candidate recruiting/ referring and selecting applicants for reputation check	Original proposal approved	For	For	For	For	For
6th	2019.11.18	Proposal on 2nd Shortlisting Internal candidates	Original proposal approved	For	For	For	For	For
7th	2019.11.27	Proposal on 2nd Shortlisting external applicants for reputation check	Original proposal approved	For	For	For	For	For
8th	2019.12.9	Selection of applicants for presidential candidate examination	Selected	For	For	For	For	For

∎	Outside Director Candidate Recommendation Committee : Refer to “(4) Independence of the Board of Directors” for details

∎	Audit Committee : Refer to “2. Audit System major Activities of the Audit Committee” for details

∎	Evaluation & Compensation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Do-Kyun Song	Gae-Min Lee	Gang-Cheol Lee	Dae-You Kim
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2019.3.8	Result of CEO management assessment for 2018	Original proposal approved	For	For	For	For
		CEO management goal for 2019	Original proposal approved	For	For	For	For
		Proposal on remuneration standards and payment methods for CEO and Inside Directors	Original proposal accepted	For	For	For	For

ø	the 37th AGM on March 29, 2019

•	Inside director Dong-Myun Lee, In-Hoe Kim and outside director Hee-Yol Yu, Tae-Yoon Sung newly appointed

•	Outside director Dae-You Kim newly appointed as a member of Audit committee

•	Term of Inside director Hyeon-Mo Ku, Seong-Mok Oh and outside director Do-Kyun Song, Sang-Kyun Cha expired

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Gae-Min Lee	Gang-Cheol Lee	Hee-Yol Yu	Tae-Yoon Sung
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2019.8.5	Report on provision long-term incentive payment and disposition of treasury shares for 2018	Original proposal accepted	For	For	For	For
		Report on Limit on Remuneration of long term incentive and standard on stock compensation in 2019	Original proposal accepted	For	For	For	For

∎	Executive Committee

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Chang-Gyu Hwang	Hyeon-Mo Ku	Seong-Mok Oh
				Attendance 100%	Attendance 100%	Attendance 100%
1st	2019.1.17	Proposal on changing names and addresses of branch offices	Original proposal approved	For	For	For
		Proposal on investing on KT strategic investment fund No.5 and Government investment fund	Original proposal approved	For	For	For

2nd	2019.2.12	KT Handset Account Receivable Selling Plan for 2019	Original proposal approved	For	For	For

ø	the 37th AGM on March 29, 2019

•	Inside director Dong-Myun Lee, In-Hoe Kim and outside director Hee-Yol Yu, Tae-Yoon Sung newly appointed

•	Outside director Dae-You Kim newly appointed as a member of Audit committee

•	Term of Inside director Hyeon-Mo Ku, Seong-Mok Oh and outside director Do-Kyun Song, Sang-Kyun Cha expired

Order	Meeting Date	Agenda	Results of discussion	Inside Director
				Chang-Gyu Hwang	Dong-Myun Lee	In-Hoe Kim
				Attendance 100%	Attendance 100%	Attendance 100%
3rd	2019.6.28	Plan for issuance of 2019 1st foreign currency corporate bonds	Original proposal approved	For	For	For
4th	2019.7.10	Proposal on joining 2019 2nd K-bank’s capital increase with consideration	Original proposal approved	For	For	For
5th	2019.7.18	Proposal of Project Otium	Original proposal approved	For	For	For
6th	2019.9.27	Plan for issuance of 192th corporate bonds	Original proposal approved	For	For	For
7th	2019.9.27	Plan for issuance of 2019 2nd foreign currency corporate bonds	Original proposal approved	For	For	For

∎	Related-Party Transaction Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director
				Il Im	Gae-Min Lee	Hee-Yol Yu	Tae-Yoon Sung
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2019.12.12	Proposal on 2020 ITO related-party transaction plan	Original proposal accepted	For	For	For	For

∎	Corporate Sustainability Management Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Sang-Kyun Cha	Gang-Cheol Lee	Suk-Gwon Chang	Il Im	Seong-Mok Oh
				Attendance 0%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2019.2.21	Result of Corporate Sustainability Management assessment for 2019	Original proposal accepted	Absence	For	For	For	For
		Report on 2019 Corporate Sustainability Management plan	Original proposal accepted	Absence	For	For	For	For

ø	the 37th AGM on March 29, 2019

•	Inside director Dong-Myun Lee, In-Hoe Kim and outside director Hee-Yol Yu, Tae-Yoon Sung newly appointed

•	Outside director Dae-You Kim newly appointed as a member of Audit committee

•	Term of Inside director Hyeon-Mo Ku, Seong-Mok Oh and outside director Do-Kyun Song, Sang-Kyun Cha expired

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Gang-cheol Lee	Gae-Min Lee	Hee-Yol Yu	Tae-Yoon Sung	Dong-Myun Lee
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2019.5.8	Proposal on patroning to the headquarter of pan-national movement of rural development	Original proposal approved	For	For	For	For	For
		Proposal on donating to the fund for corporate partnership investment	Original proposal approved	For	For	For	For	For
3rd	2019.8.5	Result of Corporate Sustainability Management assessment for 1H 2019	Original proposal accepted	For	For	For	For	For
4th	2019.9.24	Proposal on donating to research fund for study of Mobile electromagnetic field(EMF) safety on human body	Original proposal approved	For	For	For	For	For
5th	2019.11.6	Proposal on sustaining support for KT partners with win-win cooperation fund	Original proposal approved	For	For	For	For	For

(c)	Evaluation on Board Activity in 2019 (rate on a 5-point scale)

	Evaluation Factors	Score
Role and Responsibility of BOD (4.4)	Long-term strategy building	4.3
	Oversight of the management	4.5
	Review financial performance	4.4
	Independence for the fairness to shareholders	4.5
	Decision-making considering long-term interest of shareholders	4.3
	CEO evaluation and compensation	4.1
	CEO search, training and succession	4.8

Efficiency of BOD (4.3)	The number of BOD meeting and appropriateness of agenda	4.5
	Fullness of materials and sufficient explanation	4.2
	Provision of sufficient time to review materials	4.1
	Open discussion	4.6
	Access to information necessary for decision-making	4.1
	Review of follow-up measures	4.1
	Education of new board members	4.2
	Appropriateness of BOD composition	4.2

Appropriateness of board committees’ activities (4.2)	Expertise of BOD members	4.2
	Empowerment to committees	4.5
	Organic connection between BOD and committees	3.8
	Appropriateness of committees’ composition	4.1
	Proper use of expertise	4.3
	Efficient operation of committees	4.3

(d)	Criteria for Evaluating Board director in 2019

Evaluation Factors
Implementing Fiduciary duty	Non-disclosure of corporate secret
Preventing conflict of interests
Decision making for all shareholders’ benefit
Trust acquisition from stakeholders
Oversight of management activities and follow-up

Active working and participation	Attending rate of board meetings/ board committee
Readiness for board meetings
Convincing communication
Supporting management executives
Providing feedback on operating board meetings
Contribution to raise corporate value	Planning corporate strategy and support for implementation
Expertise
Point out of potential risks
Challenging and obvious goal setting

ø	Results of board directors evaluation are reflected on operating BOD

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside search and advisory service may be conducted if necessary.

(b)	Appointment of new Directors and recommender (As of 2019.12.31)

Title	Name	Tenure* (Consecutive term, number of term)	Expertise	Recommendation	Committees	Transactions with the company, relationship with major shareholders
Representative director	Chang-Gyu Hwang	January of 2014 ~ AGM day of 2020 (reappointed once)	ICT/Management	BOD	Chairperson of Executive committee	None
Inside director	Dong-Myun Lee	March of 2019 ~ February of 2020 (Not applicable)	ICT/Management	Representative director (w/ the consent of BOD)	Executive committee, Corporate sustainability management committee	None
Inside director	In-Hoe Kim	March of 2019 ~ AGM day of 2020 (Not applicable)	ICT/Management	Representative director (w/ the consent of BOD)	Presidential candidate examination committee, Corporate governance committee, Outside director candidate recommendation committee, Executive committee	None
Outside director	Jong-Gu Kim	March of 2014 ~ AGM day of 2020 (reappointed twice)	Legal affairs	Outside director candidate recommendation committee	Chairperson of BOD, Presidential candidate examination committee, Corporate governance committee, Audit committee	None
Outside director	Suk-Gwon Chang	March of 2014 ~ AGM day of 2020 (reappointed once)	Finance/Accounting	Outside director candidate recommendation committee	Chairperson of Audit committee, Corporate governance committee	None
Outside director	Gae-Min Lee	March of 2017 ~ AGM day of 2020 (Not applicable)	Public relations	Outside director candidate recommendation committee	Chairperson of Evaluation and compensation committee, Related=party transaction committee, Corporate sustainability management committee	None

Outside director	Il Im	March of 2017 ~ AGM day of 2020 (Not applicable)	Tech management /IT	Outside director candidate recommendation committee	Chairperson of Related-party transaction committee, Audit committee	None
Outside director	Gang-Cheol Lee	March of 2018 ~ AGM day of 2021 (Not applicable)	Corporate relations	Outside director candidate recommendation committee	Chairperson of Corporate sustainability management committee, Corporate governance committee, Evaluation and compensation committee	None
Outside director	Dae-You Kim	March of 2018 ~ AGM day of 2021 (Not applicable)	Corporate relations	Outside director candidate recommendation committee	Chairperson of Corporate governance committee, Chairperson of Outside director candidate recommendation committee, Audit committee	None
Outside director	Hee-Yol Yu	March of 2019 ~ AGM day of 2022 (Not applicable)	ICT	Outside director candidate recommendation committee	Evaluation and compensation committee, Related party transaction committee, Corporate sustainability management committee,	None
Outside director	Tae-Yoon Sung	March of 2019 ~ AGM day of 2022 (not applicable)	Global affairs /Economy	Outside director candidate recommendation committee	Evaluation and compensation committee, Related-party transaction committee, Corporate sustainability management committee	None

*	Tenure : Tenure of outside director

ø	The composition of BOD changed by the 38th AGM on March 30, 2020

•	Inside director Hyeon-Mo Ku, Yoon-Young Park, and Jong-Ook Park newly appointed

•	Outside director Chung-Gu Kang, Chan-Hi Park, Eun-Jung Yeo and Hyun-Myung Pyo newly appointed

Title	Name	Tenure* (Consecutive term, number of term)	Expertise	Recommendation	Committees**	Transactions with the company, relationship with major shareholders
Representative director	Hyeon-Mo Ku	March of 2020 ~ AGM day of 2023 (Not applicable)	ICT/Management	BOD	—	None
Inside director	Yoon-Young Park	March of 2020 ~ AGM day of 2021 (Not applicable)	ICT/Management	Representative director candidate (w/ the consent of BOD)	—	None
Inside director	Jong-Ook Park	March of 2020 ~ AGM day of 2021 (Not applicable)	ICT/Management	Representative director candidate (w/ the consent of BOD)	—	None
Outside director	Chung-Gu Kang	March of 2020 ~ AGM day of 2023 (Not applicable)	ICT	Outside director candidate recommendation committee	—	None
Outside director	Chan-Hi Park	March of 2020 ~ AGM day of 2022 (Not applicable)	Management	Outside director candidate recommendation committee	—	None

Outside director	Eun-Jung Yeo	March of 2020 ~ AGM day of 2023 (Not applicable)	Finance/Accounting	Outside director candidate recommendation committee	—	None

Outside director	Hyun-Myung Pyo	March of 2020 ~ AGM day of 2023 (Not applicable)	Telecommunication /Management	Outside director candidate recommendation committee	—	None

*	Tenure : Tenure of inside/outside director
**	To be decided

(c)	Establishing separate committee to appoint new directors

The 9th Board meeting of 2018 (2018.9.18) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Jong-Gu Kim	O	The number of Outside Directors should be more than 50% (meet requirements stipulated in Commercial Act 542(8) 4.)
Gae-Min Lee	O
Gang-Cheol Lee	O
Dae-You Kim	O
Suk-Gwon Chang(Chairperson)	O
Il Im	O
Hyeon-Mo Ku	X

ø	Excluded outside Director Do-Kyun Song and Sang-Kyun Cha whose tenure ended by the 37th AGM of 2019

The 9th Board meeting of 2019 (2019.9.27) : Chairperson and members of Outside Director Candidate Recommendation Committee appointed

Name	Whether Outside Director	Note
Gang-Cheol Lee	O	The number of Outside Directors should be more than 50% (meet requirements stipulated in Commercial Act 542(8) 4.)
Dae-You Kim(Chairperson)	O
Hee-Yol Yu	O
Tae-Yoon Sung	O
In-Hoe Kim	X

ø	Excluded Outside Director Jong-Gu Kim, Gae-Min Lee, Suk-Gwon Chang and Il Im whose tenure ended by the 38th AGM of 2020

∎	Outside Director Candidate Recommendation Committee

Order	Meeting Date	Agenda	Results of discussion	Outside Director						Inside Director
				Suk-Gwon Chang	Jong-Gu Kim	Gae-Min Lee	Gang- Cheol Lee	Dae-Yoo Kim	Il Im	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 0%
1st	2019.2.21	Final decision on Outside Director candidates	Candidates decided	For	For	For	For	For	For	Absence

ø	the 37th AGM on March 29, 2019

•	Inside director Dong-Myun Lee, In-Hoe Kim and outside director Hee-Yol Yu, Tae-Yoon Sung newly appointed

•	Outside director Dae-You Kim newly appointed as a member of Audit committee

•	Term of Inside director Hyeon-Mo Ku, Seong-Mok Oh and outside director Do-Kyun Song, Sang-Kyun Cha expired

Order	Meeting Date	Agenda	Results of discussion	Outside Director				Inside Director
				Gang-Cheol Lee	Dae-You Kim	Hee-Yol Yu	Il Im	Hyeon-Mo Ku
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
2nd	2019.12.12	Proposal on operating plan of Outside Director Candidate Recommendation Committee	Committee operating plan approved	For	For	For	For	For

(5) Expertise of Outside Directors

KT established dedicated team(corporate governance team) for outside directors to support the board meeting and committee activities. The corporate governance team provides explanatory meetings in advance, if necessary, to make agendas fully considered and information on business issues.

(a) Supportive team for Outside Directors

Department	Number of Staffs	Job Position (years served)	Activity history
BOD Office of the Management Planning Department	10

Office Director 1 (20 years of service)

Team leader 2 (17 years of service on average)

Vice director 2 (14 years of service on average)

Manager 3 (8 years of service on average)

Assistant manager 2 (3.5 years of service on average)

•  Provides daily news about the company and telecom policies

•  Reports management performance of the company quarterly

•  Provides other information needed for outside directors’ job and supports for their requests.

(b) Education for outside directors

Date	Education provider	Attended outside director	Reasons for absence	Education contents
2019.3.25	KT	Director Hee-Yol Yu Director Tae-Yoon Sung	—	Introduction of KT BOD, Management Strategy, KT group affiliates and management plan, Future convergence technology, Measures of Regulatory policies

2019.7.11	Samil Accounting Corporation	Chair of the BOD Jong-Gu Kim, Director Dae-You Kim, Director Suk-Gwon Chang, Director Il Im	—	Internal accounting management system

2. Audit system

(1) Personal Information of Members of the Audit Committee(As of December 31, 2019)

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career
Suk-Gwon Chang (Chairperson)	Yes

•  Ph.D in Management Science, Korea Advanced Institute of Technology(KAIST)

•  Chairman, Korea Association for Telecommunications Policies

•  President, The Korean Operations Research and Management Science Society(KORMS)

•  Professor at MIS and Telecommunications, School of Business Hanyang University (present)

			Yes	Ph D in Finance and accounting

•  Qualification : Ph.D in Management Science, Korea Advanced Institute of Technology(KAIST) (1981-1984)

•  Work Length : Professor at MIS and Telecommunications, School of Business Hanyang University (1984-Present)

Jong-Gu Kim	Yes	• Ph.D.in Law, College of Law, Dongguk University • Director of the Seoul Supreme Prosecutors’ Office • The 46th Minister of Ministry of Justice • Corporation lawyer of New Dimension Law Group (present)	—	—	—

Il Im	Yes	• MBA, Information System, University of Southern California • Vice president, Korea Academic Society of Business Administration • Vice president, Korean Association of Small Business Studies • Associate Dean, School of Business, Yonsei University • Professor at Management, School of Business, Yonsei University (present)	—	—	—

Dae-You Kim	Yes	• MA, Public Policy & Administration, University of Wisconsin • Economic Policy Top Secretary, Presidential Secretariat (Vice Minister Level) • Vice Chairman, Wonik Investment Partners • Outside Director, DB Life Insurance Co., Ltd(Present)	—	—	—

ø	Outside Director Dae-You Kim newly appointed as a member of Audit Committee through the 37th AGM on March 29, 2019.

(a) Finance and accounting expert

Amongst Audit committee members, Director Suk-Gwon Chang is a finance/accounting expert. Director Suk-Gwon Chang received Ph,D in Management Science and has worked from March, 1984 as a professor of School of Business, Hanyang University. Director Suk-Gwon Chang wrote many academic papers in finance studies such as Optimization issue of finance portfolio and others and gave lectures which includes accounting and financial analysis on information and communication field and IT field. Director Suk-Gwon Chang also took evaluation and advisory jobs in finance and accounting related fields for government agencies. For more information, please refer to following contents.

∎	Qualification and work experience

Begin Year	End Year	Experience	Note
1979	1981	M.S, Industrial engineering, KAIST	—

1981	1984	Ph. D, Management science, KAIST	Qualified : Master’s degree or higher in finance and accounting related field

1984	—	Professor at School at Business, Hanyang university	Qualified : Worked for a university at least as an assistant professor or higher in accounting or finance for an aggregated period of at least five years

ø	Director Suk-Gwon Chang currently works as a professor at School of Business, Hanyang University

∎	Other major work experience

•	1998 : Evaluation committee member for the Information promotion projects of Ministry of Information and Communication (Evaluated project feasibility in terms of finance and accounting)

•	1999 – 2000 : Head of business incubation center, Hanyang university(Evaluated feasibility of venture business)

•	2009 : Advisory committee member of Research result analysis project of National Research Council for Economics, Humanities&Social Science

•	2010-2012 : Administrative sanctions deliberation committee member of Ministry of Education, Science and Technology

•	2010-2013 : Policy advisory committee member of the Board of Audit and inspection(Advised on financial feasibilities of IT projects)

∎	Publications

•	S.-G. Chang, “International Portfolio Selection with Internalization”, Economy study, Book12 vol.2(1991): 199-217

•	S,-G, Chang and S.R. Choi, “Decision supporting system for hedging foreign currency exchange risks”, Management science, Book11 vol.2(1994): 161-184

•	S,-G, Chang, Seung-Woo Seo and Kyung-ho Cheong, “Economic feasibility on evolution of telecom network”, Korea telecommunication society, Book11 vol11(1994): 7-21

•	S,-G, Chang, “Investment model of Telecommunication business”, Korea telecommunication society, Book12 vol.11(1995): 23-30

•	S,-G, Chang, Yong-su Cheon and Suk-Jae Song, “Exchange/transmission network investment calculation model for engineering cost analysis”, Korea telecommunication society, Book14 vol.10(1997) : 117-127

ø	Outside Director Tae-Yoon Sung, Chung-Gu Kang and Eun-Jung Yeo newly appointed as a member of Audit Committee through the 38th AGM on March 30, 2020

Name	Outside Director	Experience	Accounting/ Finance Expert
			Expert	Expertise	Relevant career
Tae-Yoon Sung	Yes	• Dean of Underwood International College, Yonsei University • Professor at School of Economics, Yonsei University • Vice president at Korea Money and Finance Association • Editorial Member at Editorial Committee, Korea Economic Association	—	—	—

Chung-Gu Kang	Yes	• Professor at College of Engineering, Korea University • Chair at Consultative Committee for Radio Policy, Ministry of Science and ICT • Member of the National Academy of Engineering of Korea • Honorary President at Korea Institute of Communication and Information Sciences	—	—	—

Eun-Jung Yeo	Yes

•  Professor at College of Business, Chung-Ang University

•  Vice President at Korea Money and Finance Association

•  Member of Asset Management Committee for Employment Insurance / Industrial Insurance Fund, Ministry of Employment and Labor

•  Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

			Yes	Ph D in Finance and accounting	• Qualification : Ph.D in Economics, University of Michigan (2000-2006) • Work Length : Profess at College of Business, Chung-Ang University (2013-Present)

(a) Finance and accounting expert

Outside Director Tae-Yoon Sung, Chung-Gu Kang and Eun-Jung Yeo newly appointed as a member of Audit Committee through the 38th AGM on March 30, 2020. Amongst Audit committee members, Director Eun-Jung Yeo is a finance/accounting expert. Director Eun-Jung Yeo received Ph,D in Economics and has worked from September, 2013 as a professor of College of Business, Chung-Ang University. Director Eun-Jung Yeo has expertise in Corporate finance(CSR, remuneration, corporate governance, behavioral finance), Fin-tech(Payment, cryptocurrency), financial intermediation(credit information, credit card, banking), Financial investment business and capital market and wrote many academic papers about them. Director Eun-Jung Yeo also took evaluation and advisory jobs in finance and accounting related fields for government agencies. For more information, please refer to following contents

∎	Qualification and work experience

Begin Year	End Year	Experience	Note
1996	1998	Bachelor’s in Chemical Engineering, Seoul National University	—

2000	2006	Ph.D. in Economics, University of Michiga	Qualified : Master’s degree or higher in finance and accounting related field

2013	Present	Profess at College of Business, Chung-Ang University	Qualified : Worked for a university at least as an assistant professor or higher in accounting or finance for an aggregated period of at least five years

ø	Director Eun-Jung Yeo currently works as a professor at College of Business, Chung-Ang University

∎	Other major work experience

•	2017-present : Member of Financial Developments Council, Financial Services Commission

•	2015-present : Member of Evaluation Committee for Public Funds, Ministry of Strategy and Finance

•	2016-present : Member of Financing & Planning Council, City government of Seoul

•	2018-present : Vice President at Financial Information Society of Korea

•	2016 : Vice President, MBA, Chung-Ang University

•	2015-2016 : Director, Korea Money and Finance Association

•	2015-2016 : Coordinator, Korea Securities Association

•	2012-2014 : Public capital redemption fund oversight council, Financial Services Commission

•	2012-2014 : Editorial Board of Asian Review of Financial Research

•	2006-2009 : Research Fellow, Korea Institute of Finance

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Suk-Gwon Jang is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

Outside Director	Tenure* (Consecutive term, number of term)	Reasons for appointment	Recommender	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Suk-Gwon Chang (Chair Person)	March of 2018 ~ AGM day of 2020 (Not applicable)	Finance/Accounting Expert (Defined by Article 542 (11) 2. of Commercial Act)	Board of Directors	Audit Committee (Chair Person), Corporate Governance Committee (Member)	None

Jong-Gu Kim	March of 2014 ~ February of 2020 (reappointed once)	Legal Expert	Board of Directors	Board Chairman, Presidential Candidate Examination Committee (Chairperson), Audit Committee (Member), Corporate Governance Committee (Member)	None

Il Im	March of 2018 ~ AGM day of 2020 (Not applicable)	Technology management/ IT Expert	Board of Directors	Related-Party Transaction Committee (Chair Person), Audit Committee (Member)	None

Dae-You Kim	March of 2019 ~ AGM day of 2021 (Not applicable)	Economic policy Expert	Board of Directors	Corporate Governance Committee (Chairperson), Outside director candidate recommendation Committee (chairperson), Audit Committee (Member)	None

*	Tenure as a member of Audit committee

ø	Outside Director Dae-You Kim newly appointed as a member of Audit Committee on through the 37th AGM on March 29, 2019.

ø	Outside Director Tae-Yoon Sung, Chung-Gu Kang and Eun-Jung Yeo newly appointed as a member of Audit Committee through the 38th AGM on March 30, 2020

Outside Director	Tenure* (Consecutive term, number of term)	Reasons for appointment	Recommender	Roles in the Board	Transaction with the Company, Relationship with the largest shareholder and major shareholders
Tae-Yoon Sung	March of 2018 ~ AGM day of 2022 (Not applicable)	Global affairs/ Economy Expert	Board of Directors	Audit Committee(Member)	None

Chung-Gu Kang	March of 2020 ~ February of 2023 (Not applicable)	ICT Expert	Board of Directors	Audit Committee(Member)	None

Eun-Jung Yeo	March of 2020 ~ AGM day of 2023 (Not applicable)	Finance/Accounting Expert (Defined by Article 542 (11) 2. of Commercial Act)	Board of Directors	Audit Committee(Member)	None

*	Tenure as a member of Audit committee

(3) Major Activities of the Audit Committee

Order	Date	Agenda	Result of Discussion	Outside Director
				Suk-Gwon Chang	Jong-Gu Kim	Sang-Kyun Cha	Il Im
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
1st	2019. 2.11	Report on 2019 Compliance plan	Original proposal accepted	For	For	For	For
		Approval of audit and non-audit services for consolidated company for the Fiscal year 2019	Original proposal approved	For	For	For	For

2nd	2019.3.8	Approval of revision of internal accounting management system	Original proposal approved	For	For	For	For
		Report on operational condition of the internal accounting management system for 2018	Original proposal accepted	For	For	For	For
		Audit committee’s report on operational condition of internal accounting management system	Original proposal approved	For	For	For	For
		Report on audit records for 2018 and audit plan for 2019	Original proposal accepted	For	For	For	For
		Report on final audit for fiscal year 2018	Original proposal accepted	For	For	For	For

3rd	2019. 3.11	Audit report on the annual general meeting of shareholders for the 37th term	Original proposal approved	For	For	For	For
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal approved	For	For	For	For

4th	2019.3.15	Research result report on agenda and documents of the annual general meeting of shareholders for the 37th term	Original proposal modified and approved	For	For	For	For
		Approval of audit services for consolidated company for the Fiscal year 2019	Original proposal approved	For	For	For	For

ø	After the 37th General Meeting of Shareholders on March 29, 2019

Order	Date	Agenda	Result of Discussion	Outside Director
				Suk-Gwon Chang	Jong-Gu Kim	Dae-You Kim	Il Im
				Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
5th	2019.3.29	Report on US filing consolidated financial statements final audit for the Fiscal year 2018	Original proposal accepted	For	For	For	For
		Appointment of the chairman of Audit committee	Chairman appointed	For	For	For	For
		Delegation of authority for prior approval of non-audit service of external auditor	Delegatee appointed	For	For	For	For

6th	2019.4.12	Minor shareholders’ request for filing lawsuit against directors	Original proposal approved	For	For	For	For

7th	2019.4.29	Report on financial statements(separate and consolidated) of the 1Q 2019	Original proposal accepted	For	For	For	For

8th	2019.8.5	Report on final audit for the first half of fiscal year 2019	Original proposal accepted	For	For	For	For
		Report on audit result for the first half of fiscal year 2019 and audit plan for second half of fiscal year 2019	Original proposal accepted	For	For	For	For
		Report on financial statements(separate and consolidated) of the 1H 2019	Original proposal accepted	For	For	For	For

9th	2019.11.6	Report on financial statements(separate and consolidated) of the 3Q 2019	Original proposal accepted	For	For	For	For

10th	2019.11.8	Report on results of 2019 compliance implementation	Original proposal accepted	For	For	For	For
		Audit committee’s 2019 evaluation results on compliance officer	Evaluation grade decided	For	For	For	For

11th	2019.12.27	Approval of remuneration for independent auditor for the Fiscal year 2019	Original proposal approved	For	For	For	For

(4) Education plan

Though auditors already have sufficient experience and knowledge, KT provides auditors with reports and education programs about related issues such as industry which KT belongs to, change in management environment, legal change and etc..

•	Briefing on major change in management environment and compliance issue

•	Seminars related with the Audit Committee

•	Educational programs or conference

(5) Audit Committee Education status

Date	Education provider	Attended audit member	Reasons for absence	Education contents
2019.2.11	KT	Suk-Gwon Cahng(Chairperson), Jong-Gu Kim(Member), Il Im(Member)	—	Report on 2019 Compliance plan

2019.5.8	KT	Suk-Gwon Cahng(Chairperson), Jong-Gu Kim(Member), Dae-You Kim(Member), Il Im(Member)	—	Understanding FCPA

2019.7.2	Samil Accounting Corporation	Suk-Gwon Cahng(Chairperson), Jong-Gu Kim(Member), Dae-You Kim(Member), Il Im(Member)	—	Revision of internal accounting management system and R&R of Audit committee

2019.7.11	Samil Accounting Corporation	Suk-Gwon Cahng(Chairperson), Jong-Gu Kim(Member), Dae-You Kim(Member), Il Im(Member)	—	Internal accounting management system

(6) Supportive team for Audit Committee

Department	Number of Staffs	Job Position(years served)	Activity history
Compliance Office	5 people	Team leader 1 (29 years of service)	• Provides prior report on main issues

		Director 1 (19 years of service)	• Reports on the result of compliance inspection and main issues

		Manager 1 (12 years of service)	• Evaluates on inspection result and reports follow up plan

		Lawyer 2 (3.5 years of service on average)	• Execute orders from Audit Committee

(7) Matters on Compliance officer

•	Name : Byung-Sam Park

•	Qualification : Passed the 35th Korean judicial examination(1993), Lawyer

•	Education

•	Graduated School of Law, Korea University (1990)

•	Studied in Munich University, Germany (2007~2008)

•	Completed executive course in School of Law, Seoul University(2014)

•	Professional experience

•	Completed the 27th training of the Judicial Research and Training Institute(1998)

•	Judge of Daegu, Incheon, Seoul Central and Seoul Southern District Court(1998~2007)

•	Judge of Seoul High Court(2009~2010)

•	Delegated to Constitutional Court(2010~2012)

•	Judge in charge of warrant at Seoul Central District Court(2012~2013)

•	Vice president, Legal Affair Department of Legal Affair Center, KT Ethics Management Office / Legal Affair 1 Department, Legal Affairs office(2013~2015)

•	Head of KT Legal Affair Office, Corporate Planning Group (2017.12.~2018.11.)

•	Head of KT Legal Affair Office (2018.11. ~ Present)

•	Major Activities and results

Items	Date/Period	Contents	Result
Compliance Training	On occasion

•  Legal training for major positions and domestic/global business departments about Monopoly Regulation and Fair Trade Act, Improper Solicitation and Graft Act, Act on Contracts to which the State is a party, Act on Contracts to which a Local Government is a party, Fair Transactions in Subcontracting Act and others (24 sessions)

•  On-line training on Improper Solicitation and Graft Act, Distribution of standard contract forms/ compliance notes for business operation

Nothing significant to report

Contract review and Legal Advise	On occasion	• Legal review on job responsibilities and contracts of employee in company rules	Nothing significant to report

Compliance communication	On occasion	• Support communication between compliance officer and employee and information about compliance with legal operating system	Nothing significant to report

Strengthen compliance system	On occasion

•  Strengthen compliance system by planning reorganization plan/advanced compliance training and defining main legal risk areas and multi-steps check procedure and etc..

•  Operate compliance committee( Final Decision-making Board on compliance matters), compliance offices and etc..

Nothing significant to report

•	Supportive team for the compliance officer

Department	Number of Staffs	Job Position(years served)	Activity history
Compliance Office	5 people	Team leader 1 (29 years of service) Director 1 (19 years of service) Manager 1 (12 years of service) Lawyer 2 (3.5 years of service on average)

•  Corporate compliance planning

•  Compliance trainings for employees

•  Inspection and evaluation on each compliance area

•  Facilitating compliance to be culturally embedded

•  Provides prior report on main issues

•  Supports compliance decision making entities(Audit committee, Compliance committee and others)

3. Matters on Shareholder’s Exercise of Voting Rights

(1)	Adoption of Cumulative Voting System

•	Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

•

Where a general meeting of shareholders of a company is convened to appoint two or more directors, shareholders who hold no less than three percent of the total number of issued and outstanding shares excluding nonvoting shares may request the company to appoint directors based on cumulative voting, except as otherwise provided for by the articles of incorporation.

•

Each shareholder shall have the same number of voting rights per share as directors to be elected, with respect to the resolutions for election of directors, and the voting rights may be exercised based on cumulative voting for one or several candidates for directors

•	Where directors are to be elected by a vote, the directors shall be elected in order of candidates who obtain the most votes.

•	For further information, refer to Commercial Act Article 382-2(Cumulative Voting) and Article 542-7(Special cases concerning Cumulative Voting)

(2)	Adoption of the Written Voting System or Electronic Voting

•

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005). The written voting system has been introduced and exercised to protect right of the minority shareholders. To make minor shareholders can exercise voting right on each agenda with the written vote measure, KT sends voting papers with the AGM notice and shareholders can exercise voting rights by marking for/against on voting paper and mailing back to the company before the meeting.

Articles of Incorporation	Contents
Article 22-2 (Exercise of Voting Rights by Writing)

(1)   The Shareholders may exercise their voting rights by writing without attending the General Meetings of Shareholders in person.

(2)   In case of Paragraph (1) above, KT shall send the notice of convening the General Meeting of Shareholders, together with written documents and reference materials necessary for the Shareholders to exercise their voting rights.

(3)   The Shareholders desiring to exercise their voting rights by writing shall enter necessary matters in the written documents under paragraph (2) and submit them to KT by the date immediately preceding the date set for the Meeting.

•

To promote attendance for the shareholders’ meeting, KT improved shareholders’ convenience by adopting electronic voting through the BOD resolution on February 6, 2020 in accordance with the Commercial Act Article 368-4(Exercise of Voting Rights by Electronic Means). On the AGM notice, KT will notice that shareholders mayn exercise vote by electronic means. When shareholders exercise an absentee vote, he/she shall choose to do so either in writing or by electronic mean in accordance with the Commercial Act Article 368-4(4):

(3)	Execution of the Minority Shareholders’ Right

Right user	Contents of the right of the minority shareholder	Purpose of execution of the right	Progress
Tae-Wook Cho and other 34 people	35 people of minority shareholders requested KT to file a lawsuit against current and former directors	Exercising Minority Shareholders’ Right of Representative suits by shareholders, which is stipulated in Commercial Act Article 542-6 (6) and Article 403	Request accepted on 26th March, 2019 Audit committee passed a resolution against filing lawsuit on 12th April, 2019

4. Equity Investments

[As of December 31, 2019]							(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	118,052	3,085

KT Linkus co., Ltd.	3,075,232	87.3%	6,738	—	—	—	3,075,232	87.3%	6,738	70,494	-2,258

KT Submarine	8,085,000	39.3%	24,370	—	—	—	8,085,000	39.3%	24,370	120,947	486

KT Telecop Co. Ltd.	5,765,911	86.8%	26,045	—	108,263	—	5,765,911	86.8%	134,308	279,878	-4,831

KTCS	3,177,426	7.6%	6,427	—	—	—	3,177,426	7.6%	6,427	290,786	7,379

KTIS	10,196,190	30.1%	30,633	—	—	—	10,196,190	30.1%	30,633	311,823	9,203

KT Skylife	23,908,000	50.3%	311,696	—	—	—	23,908,000	50.3%	311,696	820,895	50,361

kt service bukbu	476,094	67.3%	7,091	—	—	—	476,094	67.3%	7,091	65,179	-445

kt service nambu	531,127	76.4%	10,160	—	—	—	531,127	76.4%	10,160	64,034	286

KT Data System Co., Ltd.	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	157,004	9,529

KT Estate	15,848,819	100.0%	1,084,522	—	—	—	15,848,819	100.0%	1,084,522	1,679,978	47,958

KT Strategic Investment Fund No. 1	200	90.9%	2,021	-200	-2,021	—	—	0.0%	—	—	—

SkylifeTV co., Ltd.	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	58,278	6,493

KT GDH (KT SB Data service)	3,774,000	51.0%	4,104	3,626,000	3,440	—	7,400,000	100.0%	7,544	10,437	344

BC card	3,059,560	69.5%	633,004	—	—	—	3,059,560	69.5%	633,004	3,835,621	115,583

H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	93,548	900

KT Hitel	22,750,000	63.7%	120,078	—	—	—	22,750,000	63.7%	120,078	279,818	1,426

KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	104,413	391

KT mhows Co., Ltd.	760,000	76.0%	6,794	—	—	—	760,000	76.0%	6,794	74,326	6,771

KT M&S Co., Ltd.	47,400,000	100.0%	26,764	—	—	—	47,400,000	100.0%	26,764	248,142	12,732

Genie Music Co., Ltd.	20,904,514	36.0%	37,417	—	—	—	20,904,514	36.0%	37,417	233,881	7,314

Nasmedia Co., Ltd	3,742,406	42.8%	23,051	—	—	—	3,742,406	44.0%	23,051	279,587	18,656

PlayD	17,393	33.3%	20,000	—	—	—	17,393	33.3%	20,000	97,299	6,590

KT Sat	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	651,195	16,210

KT Strategic Investment Fund No. 2	200	90.9%	12,973	—	-2,728	—	200	90.9%	10,245	22,018	4,975

KT Strategic Investment Fund No. 3	130	86.7%	13,000	—	-8,493	—	130	86.7%	4,507	11,999	9,113

KT -Music Contents Investment fund no.1	3,150,050,000	23.3%	3,150	—	-1,050	—	3,150,050,000	23.3%	2,100	10,579	345

KT Sprorts	1,320,000	66.0%	6,600	660,000	3,300	—	1,980,000	66.0%	9,900	15,603	-464

KT -Michigan Global Contents Fund	9,420,000,000	53.5%	9,420	—	—	—	9,420,000,000	53.5%	9,420	11,688	-1,113

Autopion	400,000	100.0%	2,000	—	—	—	400,000	100.0%	2,000	7,223	-539

KT M mobile	40,000,000	100.0%	200,000	—	—	-63,826	40,000,000	100.0%	136,174	135,917	-5,580

Kt investment.inc	4,000,000	100.0%	20,000	—	—	—	4,000,000	100.0%	20,000	17,548	549

KT Strategic Investment Fund No. 4	190	95.0%	19,000	—	—	—	190	95.0%	19,000	18,605	-137

KT Strategic Investment Fund No. 5	—	—	—	60	6,000	—	60	96.0%	6,000	6,319	-376

KT -Music Contents Investment fund no.2	2,000,000,000	26.7%	2,000	—	—	—	2,000,000,000	26.7%	2,000	7,675	48

Korea Telecom America, Inc.	4,500	100.0%	2,376	—	—	—	4,500	100.0%	2,376	4,611	572

Korea Telecom Japan Co., Ltd.	1,617	100.0%	—	—	—	—	1,617	100.0%	—	1,851	651

Korea Telecom China Co., Ltd.	—	100.0%	2,160	—	—	—	—	100.0%	2,160	879	192

KT Dutch B.V.	222,098	100.0%	32,359	—	—	—	222,098	100.0%	32,359	31,003	-242

PT.KT Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	8	—

kt Belgium	81,049,999	99.9%	54,512	—	—	-31,769	81,049,999	99.9%	22,743	93,321	-64

KT ORS Belgium	6,229,999	99.9%	6,904	—	—	—	6,229,999	99.9%	6,904	6,913	-43

KBTO	365,240	96.2%	—	126,000	3,828	-3,828	491,240	97.2%	—	1,767	-3,457

KT MOS Bukbu	409,991	100.0%	6,832	—	-498	—	409,991	100.0%	6,334	33,376	353

KT MOS Nambu	248,515	98.4%	5,462	—	-1,195	—	248,515	98.4%	4,267	34,237	3,099

Next connect PFV	73,130,099	100.0%	23,421	—	—	—	73,130,099	100.0%	23,421	385,412	-5,898

KT Hope Mate	—	—	—	300,000	1,500	—	300,000	100.0%	1,500	2,271	-524

Hong Kong Telecom	405,000	100.0%	460	—	—	—	405,000	100.0%	460	5,126	586

GE premier CR-REITs	—	—	—	600,000	3,000	—	600,000	54.3%	3,000	6,285	135

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Inside Directors (1)

Chang-Gyu Hwang	January 23, 1953	Chief Executive Officer	6	2020 AGM

Dong-Myun Lee	October 15, 1962	President	15	February 17, 2020

In-Hoe Kim	June 25, 1964	President	6	2020 AGM

Outside Directors (1)

Jong-Gu Kim	July 7, 1941	Corporate lawyer, New Dimension Law Group	6	2020 AGM

Gae-Min Lee	November 1, 1946	(Former)Editor-in-chief, The Korea Economic Daily	3	2020 AGM

Gang-Cheol Lee	May 6, 1947	Non-standing Auditor, Ultra V Co., Ltd.	2	2021 AGM

Dae-You Kim	July 21, 1951	Outside Director, DB Life Insurance Co., Ltd.	2	2021 AGM

Suk-Gwon Chang	February 21, 1956	Dean, School of Business, Hanyang University	6	2020 AGM

Il Im	March 20, 1966	Professor, Business Administration, Yonsei University	3	2020 AGM

Hee-Yol Yu	January 12, 1947	Board Chairperson, Korea Carbon Capture & Sequestration R&D Center	1	2022 AGM

Tae-Yoon Sung	February 13, 1970	Dean, Underwood International College, Yonsei University	1	2022 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Years with the Company was includes the term of office as registered executive and non-registered executive

ø Changes since the preparation date

Inside and outside directors have been changed through the 2020 AGM on March 30, 2020 as follows.

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Inside Directors (1)

Hyeon-Mo Ku	January 13, 1964	Chief Executive Officer	11	2023 AGM

Name	Date of Birth	Position	Years with the Company	Expiration of Term of Office
Yoon-Young Park	April 18, 1962	President	12	2021 AGM

Jong-Ook Park	January 24, 1962	Senior Executive Vice President	6	2021 AGM

Outside Directors (1)

Gang-Cheol Lee	May 6, 1947	Non-standing Auditor, Ultra V Co., Ltd.	2	2021 AGM

Dae-You Kim	July 21, 1951	Outside Director, DB Life Insurance Co., Ltd.	2	2021 AGM

Hee-Yol Yu	January 12, 1947	Board Chairperson, Korea Carbon Capture & Sequestration R&D Center	1	2022 AGM

Tae-Yoon Sung	February 13, 1970	Dean, Underwood International College, Yonsei University	1	2022 AGM

Hyun-Myung Pyo	October 21, 1958	Outside Director, JB Financial Group Co., Ltd.	—	2023 AGM

Chung-Gu Kang	December 12, 1962	Professor, College of Engineering, Korea University	—	2023 AGM

Chan-Hi Park	December 2, 1964	Professor, College of Business, Chung-Ang University	—	2022 AGM

Eun-Jung Yeo	February 15, 1973	Professor, College of Business, Chung-Ang University	—	2023 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Years with the Company was includes the term of office as registered executive and non-registered executive

2. Senior Management (As of December 31, 2019)

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth
Hyeon-Mo Ku	President, Customer & Media Group	11	January 13, 1964

Seong-Mok Oh	President, Network Group	11	August 20, 1960

Sang-Bong Nam	Senior Executive Vice President, Ethics Office	7	October 19, 1963

Byung-Sam Park	Senior Executive Vice President, Legal Affairs Office	7	October 13, 1966

Yoon-Young Park	Senior Executive Vice President, Enterprise Business Group	28	April 18, 1962

Jong-Ook Park	Senior Executive Vice President, Strategy & Planning Office	29	January 24, 1962

Soo-Jung Shin	Senior Executive Vice President, IT Planning Office	5	August 10, 1965

Jong-Jin Yoon	Senior Executive Vice President, Public Relations Office	5	February 9, 1964

Pill-Jai Lee	Senior Executive Vice President, Marketing Group	32	October 3, 1961

Hong-Beom Jeon	Senior Executive Vice President, Infra Laboratory	28	October 3, 1962

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth

Young-Myoung Kim	Executive Vice President, Energy Platform Business Unit	31	November 13, 1961

Young-Sik Kim	Executive Vice President, Intelligent Network Service Unit	30	March 15, 1961

Weon-Kyung Kim	Executive Vice President, GiGA Service Business Unit	29	June 15, 1963

June-Keun Kim	Executive Vice President, Safety and Security Platform Business Unit	9	November 12, 1966

Hee-Su Kim	Executive Vice President, KT Institute of Economics & Business Research	9	October 15, 1962

Kyeong-Weon Park	Executive Vice President, Daegu Sales Headquarter	31	June 25, 1963

Dae-Su Park	Executive Vice President, Business Relations Group	31	October 28, 1963

Sang-Hoon Park	Executive Vice President, Gangbuk Network O&M Headquarter	30	September 29, 1962

Chang-Seok Seo	Executive Vice President, Network Strategy Unit	26	July 5, 1967

Kyung-Min Song	Executive Vice President, CEO Office	28	November 25, 1963

Jae-Ho Song	Executive Vice President, Media Platform Business Unit	27	March 26, 1966

Hyun-Yok Sheen	Executive Vice President, Corporate Management Group	26	August 25, 1968

Sang-Keun Ahn	Executive Vice President, Southern Seoul Sales Headquarter	23	September 10, 1962

Kyung-Keun Yoon	Executive Vice President, Financial Management Office	29	January 14, 1963

Hye-Jeong Yun	Executive Vice President, Big Data Business Support Unit	29	June 12, 1966

Seung-Yong Lee	Executive Vice President, Communication Business Relations Office	27	May 18, 1964

Hyeon-Seuk Lee	Executive Vice President, Device Business Unit	23	November 12, 1966

Cheol-gyu Lee	Executive Vice President, Innovation in infrastructure operations Unit	7	August 24, 1960

Sang-Kwi Chang	Executive Vice President, Legal Affairs Department 1	6	July 12, 1968

Yoon-Sik Jeong	Executive Vice President, Enterprise Customer Business Unit	11	September 30, 1964

Young-min Choi	Executive Vice President, KT Group HR Development Academy	5	September 8, 1961

In-Sik Kang	Senior Vice President, Media Contents Department	12	March 27, 1960

Kyoung-Woo Ko	Senior Vice President, Busan Network O&M Headquarter	29	February 6, 1963

Yoon-Jeon Koh	Senior Vice President, External Training	24	July 12, 1967

Choong-Rim Ko	Senior Vice President, Strategic Channel Business Unit	25	January 11, 1967

Ki-Yeon Kwak	Senior Vice President, External Training	23	October 8, 1971

Kwang-Dong Kim	Senior Vice President, Future Convergence Policy Department	4	November 24, 1970

Man-Sik Kim	Senior Vice President, Communications Policy Department 1	15	April 9, 1967

Byung-Kyun Kim	Senior Vice President, Device Development Department	22	April 23, 1968

Bong-Gyun Kim	Senior Vice President, Biz Customer Business Unit	22	October 3, 1972

Bong-Ki Kim	Senior Vice President, Convergence Laboratory Security Design TF	25	May 7, 1968

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth

Sung-In Kim	Senior Vice President, Global Business Unit	25	January 13, 1969

Young-Woo Kim	Senior Vice President, Global Business Development Unit	14	May 6, 1967

Young-In Kim	Senior Vice President, Network Strategy Department	23	December 1, 1968

Young-Jin Kim	Senior Vice President, CEO Office Department 1	23	December 27, 1967

Young-Ho Kim	Senior Vice President, Northern Seoul Sales Headquarter	23	September 3, 1966

Yi-Han Kim	Senior Vice President, Enterprise Business Performing Unit	24	January 29, 1966

Jae-Kyung Kim	Senior Vice President, Corporate Strategy Research Department	24	February 7, 1971

Jin-Koog Kim	Senior Vice President, Group Relations Unit	25	December 15, 1965

Jin-Han Kim	Senior Vice President, AI Tech Center	28	July 6, 1963

Chae-Hee Kim	Senior Vice President, AI Business Unit	16	February 11, 1974

Cheol-Kee Kim	Senior Vice President, Future Business Relations Office	24	January 10, 1970

Tae-Gyun Kim	Senior Vice President, Honam Network O&M Headquarter	25	May 6, 1971

Hyeon-Soo Kim	Senior Vice President, External Training	29	July 15, 1966

Hye-Joo Kim	Senior Vice President, Big Data Business Planning Department	4	May 31, 1970

Hoon-Bae Kim	Senior Vice President, New Media Business Center	23	December 13, 1963

Pyeong Ryu	Senior Vice President, Small&Medium Business Customer Department	28	October 24, 1966

Sung-Uk Moon	Senior Vice President, New Renewable Energy Business Department	7	April 9, 1972

Young-Il Moon	Senior Vice President, Data & Information Security Unit	23	December 18, 1966

Hye-Byung Min	Senior Vice President, Corporate Planning Department	23	October 24, 1969

Yong-Man Park	Senior Vice President, Jeonbuk Sales Headquarter	28	August 2, 1965

Jeong-Jun Park	Senior Vice President, Enterprise Customer Department 1	9	October 8, 1967

Jong-Ryeol Park	Senior Vice President, SCM Strategy Office	33	March 14, 1963

Joon-Hyun Park	Senior Vice President, Business Portfolio Department	23	August 1, 1971

Hyun-Jin Park	Senior Vice President, 5G Service Business Unit	20	September 10, 1968

Hyo-Il Park	Senior Vice President, CEO Office	19	January 7, 1970

Gyu-Tae Baek	Senior Vice President, Service Laboratory	24	March 3, 1959

Kyung-Cheol Seo	Senior Vice President, Chungbuk Sales Headquarter	28	November 21, 1967

Young-Soo Seo	Senior Vice President, Chungcheong Network O&M Headquarter	27	September 1, 1968

So-Hee Shin	Senior Vice President, Global Sales Department 1	28	May 10, 1968

Chang-Yong Ahn	Senior Vice President, Gangnam Network O&M Headquarter	27	January 27, 1966

Chi-Yong Ahn	Senior Vice President, Sales Operating Business Unit	25	October 19, 1966

Yul-Mo Yang	Senior Vice President, Media Public Relations Department 2	4	April 8, 1967

Jin-Ho Yang	Senior Vice President, Legal Affairs Department 2	2	October 9, 1973

Gi-Seob Oh	Senior Vice President, Jeonnam Sales Headquarter	34	March 29, 1962

Byung-Ki Oh	Senior Vice President, Global Strategic Investment Department	23	January 31, 1964

Hun-Yong Oh	Senior Vice President, Platform IT Service Unit	28	February 25, 1966

Kyung-Hwa Ok	Senior Vice President, S/W Development unit	28	October 3, 1968

Heung-Jae Won	Senior Vice President, Customer Strategy Unit	28	October 25, 1967

Name (1)	Title and Responsibilities	Years with the Company (2)	Date of Birth

Yong-Kyu Yoo	Senior Vice President, Future Business Strategy Unit	18	June 20, 1971

Chang-Kyu Yoo	Senior Vice President, Gangwon Sales Headquarter	28	October 1, 1966

Kang-Soo Lee	Senior Vice President, Infra Service Unit	23	January 10, 1967

Mi-Hyang Lee	Senior Vice President, Biz Incubation Center	30	January 26, 1965

Mi-Hee Lee	Senior Vice President, IT Service Innovation Department	27	April 7, 1970

Sun-Woo Lee	Senior Vice President, Infra Laboratory	29	January 17, 1966

Sun-Joo Lee	Senior Vice President, Sustainability Management Unit	28	July 5, 1969

Sung-Man Lee	Senior Vice President, IT Strategy & Planning Department	29	September 1, 1965

Su-Kil Lee	Senior Vice President, Network Research Technology Support Unit	20	March 19, 1968

Yong-Gyoo Lee	Senior Vice President, 5G Platform Development Unit	23	March 20, 1965

Won-Joon Lee	Senior Vice President, Human Resources Office	23	November 24, 1967

Jin-Woo Lee	Senior Vice President, Enterprise Service Unit	27	January 19, 1966

Chang-Geun Lee	Senior Vice President, Public Customer Business Unit	27	December 11, 1967

Chang-Ho Yi	Senior Vice President, Transformation Unit	23	April 12, 1972

Han-Sup Lee	Senior Vice President, Global Consulting/Service Delivery Unit	20	March 6, 1966

Jong-Taek Lim	Senior Vice President, Management Support Office	25	0

Min Jang	Senior Vice President, CEO Office Department 2	23	February 27, 1968

Dae-Jin Jang	Senior Vice President, Group Contents Strategy Department	23	September 10, 1971

Jung-Soo Jung	Senior Vice President, Busan Sales Headquarter	26	September 1, 1966

Chang-Hwan Cho	Senior Vice President, Tax Department	15	May 10, 1962

Jung-Yong Ji	Senior Vice President, Network O&M Unit	26	May 17, 1968

Keun-Ha Chin	Senior Vice President, Ethics Department 1	27	July 7, 1968

Kang-Rim Choi	Senior Vice President, Connected Car Biz Center	7	September 30, 1974

Chan-Ki Choi	Senior Vice President, Chungnam Sales Headquarter	20	May 11, 1966

Ho-Chang Choi	Senior Vice President, Group Communication Department	22	July 25, 1971

Sang-Hyun Han	Senior Vice President, Enterprise Business Consulting Unit	32	April 2, 1963

Ja-Kyung Han	Senior Vice President, Energy Intelligence TF	23	July 16, 1971

Yong-Sun Hae	Senior Vice President, Western Seoul Sales Headquarter	31	June 22, 1963

Suk-Zoon Huh	Senior Vice President, Marketing Strategy Department	27	August 9, 1967

Gyung-Pyo Hong	Senior Vice President, Convergence Laboratory	33	June 10, 1962

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	Years with the Company was includes the term of office as registered executive and non-registered executive and does not include period of employment by KT Corporation’s affiliates.

3. Current Status of Employees

(Unit: Persons, Years, Won million)

Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Non-affiliated workers
	General	Other	Total
Total	22,810	562	23,372	21.2	1,900,368	85	163

•	Number of employees as of December 31, 2019.

•	Average years in continuous services was calculated based on workers excluding fixed-term workers.

•	Total Payroll and Average payroll per person are the amount of earned income under the income tax law of regular and unregistered executives.

4. Remuneration to Executive Officers

(1) Total Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

		(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person
3 Inside Directors	2,950	5,800	983
8 Outside Directors	742		93

•	The total amount paid and the average amount paid per person include the compensation for directors who resigned in 2019.

(2) Standards for payment of remuneration for directors and auditors

1) Standards for payment of remuneration for CEO and Inside Directors

A. Earned income

Earned income consists of salary(base and position pay), bonus(short-term and long-term bonus), and other income.

•

Base pay : The amount determined by the board of directors’ resolution and the contract for delegation of management officers shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Position pay : The amount determined by the board’s resolution and the contract for delegation of executive officers according to the importance of the position he performs shall be paid 1/12 per month on the date of remuneration payment by the company.

•

Short-term bonus : Short-term bonuses are paid after the resolution of the board of directors, reflecting the results of the evaluation of the annual target. The measurement index consisting of sales, operating profit, etc. and the non-measuring index for the major matters of the year are collected and paid within the range of 0-180% of the base salary.

•

Long-term bonus : It can be paid up to 0-180% of the base salary according to the management contract and the delegated contract, and it is paid in shares with limited transfer. (Payment based on TSR and Group EBITDA achievement)

ø The long-term performance bonus in 2020 has been changed to be paid within the range of 0~140% of the base salary.

•	Other income : Payment of medical examination expenses, medical expenses, etc. in accordance with the standards for executive benefits.

B. Retirement income

Retirement income is determined by the average monthly wage and number of years of service. The CEO shall pay five times the average monthly wage multiplied by the number of years of service, and the Inside director shall pay three times the amount.

2) Standards for payment of remuneration for Outside Directors

•	The monthly fixed amount : It shall be paid on the company’s remuneration payment date at the same level every month as determined by the board of directors.

•

Attendance expenses : Attendance expenses are calculated based on the amount determined by the board of directors’ resolution. This will be settled according to the number of meetings of the board of directors and committees and paid on the next month’s remuneration payment date.

•

Stock compensation : In accordance with the resolution of the board of directors, stock compensation shall be paid in the following year with a transfer restriction shares of 20 million won per person.

•	Other income : Payment of medical examination expenses, etc. in accordance with the standards for supporting outside directors

(3) Executives and employees with a remuneration of 500 million won or more

(Unit: Won million)

Name	Position	Total Amount Paid
Chang-Gyu Hwang	Chief Executive Officer	1,442
Hyeon-Mo Ku	President	892
Seong-Mok Oh	President	888
Dong-Myun Lee	President	775
In-Hoe Kim	President	732

•	Director’s term expired on March 29, 2019: Hyeon-Mo Ku and Seong-Mok Oh

•	Newly appointed on March 29, 2019: In-Hoe Kim and Dong-Myun Lee

Name	Type		Total Amount Paid (KRW million)	Note
Chang-Gyu Hwang	Earned income	Salary	573	Based on the resolution of the board of directors, the total base pay was 373 million won and the total position pay was 200 million won
		Incentives	859

Based on the resolution of the board of directors, the incentives has been decided by evaluating revenue and operating profits of the previous year as the quantitative indicators and considering the business competitiveness and the status as the qualitative indicators comprehensively. The short-term incentives can be 0~180% of the base pay and the long-term incentives can be 0~180% of the base pay.

We have calculated and paid 859 million won in consideration of the earning results and the strengthened business competitiveness in 5G world’s first launch, AI and future businesses.

		Stock option	—	—
		Fringe benefits	10	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
Hyeon-Mo Ku	Earned income	Salary	370	Based on the resolution of the board of directors, the total base pay was 270 million won and the total position pay was 100 million won.
		Incentives	503

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~95% of the base pay.

We have calculated and paid 503 million won in consideration of contributing to growth in mid to long-term business, leading company’s global strategy and paradigm shift as the chief of the management group.

		Stock option	—	—
		Fringe benefits	19	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
Seong-Mok Oh	Earned income	Salary	376	Based on the resolution of the board of directors, the total base pay was 276 million won and the total position pay was 100 million won.
		Incentives	490

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~95% of the base pay. We have calculated and paid 490 million won in consideration of successful 5G launch in Pyong-Chang Olympics and achieving 5G technology competitiveness as the chief of Network Group.

		Stock option	—	—
		Fringe benefits	22	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
Dong-Myun Lee	Earned income	Salary	377	Based on the resolution of the board of directors, the total base pay was 277 million won and the total position pay was 100 million won.
		Incentives	384

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~120% of the base pay. We have calculated and paid 384 million won in consideration of leading 5G/AI/Blockchain technology as the chief of Institute of Convergence Technology.

		Stock option	—	—
		Fringe benefits	14	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

Name	Type		Total Amount Paid (KRW million)	Note
In-Hoe Kim	Earned income	Salary	369	Based on the resolution of the board of directors, the total base pay was 269 million won and the total position pay was 100 million won.
		Incentives	353

Based on the resolution of the board of directors, the incentives has been decided by evaluating the management results comprehensively. The short-term incentives can be 0~140% of the base pay and the long-term incentives can be 0~120% of the base pay. We have calculated and paid 353 million won in consideration of contributing to obtaining fundamental of mid to long-term growth and expanding AI business area as the chief of CEO Office

		Stock option	—	—
		Fringe benefits	10	Including medical expenses, health checkup costs
	Retirement income		—	—
	Others		—	—

(4) Grant and Exercise of Stock Option

* Not applicable as of December 31, 2019.